                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      ------------------------------------

                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                     RULE 13e-3 TRANSACTION STATEMENT UNDER
              SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )

                                    CPX CORP.
                                (Name of Issuer)

                                    CPX CORP.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    12616N100
                      (Cusip Number of Class of Securities)
                      ------------------------------------

                             Warren G. Lichtenstein
                                    CPX Corp.
                        150 East 52nd Street, 21st Floor
                            New York, New York 10022
                         Telephone Number (212) 813-1500
                      ------------------------------------

       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)
                      ------------------------------------

                                   Copies To:

                              Steven Wolosky, Esq.
               Olshan Grundman Frome Rosenzweig & Wolosky LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200

     This statement is filed in connection with (check the appropriate box):

     a. [X]       The  filing  of  solicitation   materials  or  an  information
                  statement  subject to Regulation 14A,  Regulation 14C, or Rule
                  13e-3(c) under the Securities Exchange Act of 1934.

     b. [ ]       The filing of a  registration  statement  under the Securities
                  Act of 1933.

     c. [ ]       A tender offer.

     d. [ ]       None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

Check the  following  box if the filing fee is a final  amendment  reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

   TRANSACTION VALUATION*                            AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
         $94,246.45                                          $18.85

*     Estimated  maximum  price  to be paid in lieu of  issuance  of  fractional shares of Common  Stock to persons  who would hold (i) less than one whole share of Common Stock of record in any discrete account after the proposed
      Reverse  Stock  Split  Proposal  based on an amount per share equal to the product obtained by multiplying (A) the average closing price per share of all the Common Stock sold during the ten  business  days prior to the date of the Reverse Stock Split by (B) a fraction, the numerator of which shall be the  number  of shares of Common  Stock  owned by such  stockholder  of record in such  stockholder's  account  immediately  prior to the  Reverse
      Split and the denominator of which shall be 1,000.

**    Determined  pursuant to Rule 0-11(b)(1) by multiplying  $94,246.45 by 1/50 of 1%.

[]    Check Box if any part of the fee is offset as provided by Rule  0-11(a)(2)
      and identify the filing with which the offsetting fee was previously paid.
      Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:                                     Filing Party:

Form or Registration No.:                                   Date Filed:

                                       -2-

                                  INTRODUCTION

      This Rule 13e-3  Transaction  Statement on Schedule 13E-3 (this  "Schedule
13E-3") is being filed by CPX Corp.  pursuant to Section 13(e) of the Securities
Exchange  Act of 1934,  as amended,  and Rule 13e-3  thereunder.  The Company is submitting to its  stockholders a proposal to approve and adopt a Certificate of
Amendment to the Company's Restated Certificate of Incorporation providing for

              (a) a  one-for-1,000  reverse stock split of the Company's  Common
              Stock (the "Reverse Split"); and

              (b) a cash payment per share determined by the product obtained by multiplying  (i)the  average  closing  price of the  Common  Stock during  the ten  business  days  prior to the date of the  Reverse
              Split by (ii) a  fraction,  the  numerator  of which  shall be the number  of  shares  of  Common  Stock  of  record  owned  by  such stockholder in his account  immediately prior to the Reverse Split and the  denominator  of which shall be [______] for the currently outstanding  Common Stock in lieu of the issuance of any resulting fractional  shares of Common  Stock to persons who would hold less than one  whole  share of Common  Stock of record in any  discrete account after the proposed Reverse Split.

Items (a) and (b) will be considered  one proposal and referred to herein as the
"Reverse  Split  Proposal."  The  Reverse  Split  Proposal is upon the terms and subject to the  conditions  set forth in the Company's  Proxy  Statement for the
Company's  Annual  Meeting  scheduled  to be held on June 12, 2001 (the  "Annual
Meeting"),  a copy of which is filed as an exhibit  hereto  and is  incorporated herein by reference in its entirety.  The other  purposes of the Annual  Meeting are to elect three directors,  adopt the Company's 2000 Stock Option Plan, adopt the  Company's  2000  Directors  Stock Option Plan,  ratify the  appointment  of independent  auditors and  transact  such other  business as may  properly  come before the Annual Meeting.

      The  following  Cross-Reference  Sheet is  supplied  pursuant  to  General
Instruction  F to Schedule  13E-3 and shows the location in the Proxy  Statement filed by the Company with the Securities and Exchange  Commission on May 3, 2001
(including  all annexes and  exhibits  thereto,  the "Proxy  Statement")  of the information  required to be included in response to the items of this Statement.
The  information in the Proxy  Statement,  a copy of which is attached hereto as
Exhibit  A,  is  hereby  expressly  incorporated  herein  by  reference  and the responses to each item are qualified in their  entirety by the provisions of the
Proxy Statement.

                                       -3-

ITEM 1. SUMMARY TERM SHEET.

         Reg. M-A 1001
         -------------

         The  information  set forth in the Proxy  Statement  under the  caption
         "SUMMARY TERM SHEET" is hereby incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

         (a) The  information set forth in the Proxy Statement under the caption
         "PROPOSAL 1 - THE COMPANY" is hereby incorporated herein by reference.

         Reg. M-A 1002
         -------------

         (b) The  information set forth in the Proxy Statement under the caption
         "RECORD DATE AND VOTING  SECURITIES" is hereby  incorporated  herein by reference.

         (c) The information set forth in the Proxy Statement under the captions
         "PROPOSAL  1 - MARKET FOR THE  COMPANY'S  COMMON  STOCK - Common  Stock
         Market Price  Information" and " - Common Stock  Performance" is hereby incorporated herein by reference.

         (d) The  information set forth in the Proxy Statement under the caption
         "PROPOSAL  1 -  MARKET  FOR  THE  COMPANY'S  COMMON  STOCK  -  Dividend
         Information" is hereby incorporated herein by reference.

         (e) Not applicable.

         (f) Not applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         Reg. M-A 1003(a) through (c)
         ----------------------------

         (a) The information set forth in the Proxy Statement under the captions
         "PROPOSAL 1 - THE  COMPANY,"  and " - ELECTION OF DIRECTORS - Nominees"
         is hereby incorporated herein by reference.

         (b) Not applicable.

         (c) The information set forth in the Proxy Statement under the caption
         "PROPOSAL 1 - ELECTION OF DIRECTORS - Nominees" is hereby incorporated herein by reference.

         During the last five years,  neither the  Company,  nor, to the best of its knowledge, any of its directors,  executive officers or controlling persons,(a)  have been  convicted in a criminal  proceeding  (excluding traffic  violations or similar  misdemeanors)  or (b) were a party to a civil  proceeding  of a judicial or  administrative  body of  competent jurisdiction and as a result of such proceeding was or is subject to a

                                       -4-

         judgment,  decree or final order  enjoining  further  violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.

ITEM 4. TERMS OF THE TRANSACTION.

         Reg. M-A 1004(a) and (c) through (f)
         ------------------------------------

         (a) The information set forth in the Proxy Statement under the captions
         "SUMMARY TERM SHEET," "PURPOSE OF THE ANNUAL MEETING," "VOTING RIGHTS,"
         "PROPOSAL 2 - Special  Factors - Background of the Reverse  Split," " -
         Recommendation of the Board of Directors; Fairness of the Transaction,"
         " - Effect of the Proposed Reverse Split on Stockholders," " - Material
         Federal Income Tax  Consequences," " - Tax Consequences to Stockholders
         Who Are Cashed  Out in the  Reverse  Stock  Split,"  and " -  Appraisal
         Rights; Escheat Laws" is hereby incorporated herein by reference.

         (c) Not applicable.

         (d) The  information set forth in the Proxy Statement under the caption
         "PROPOSAL 2 - Special  Factors -  Appraisal  Rights;  Escheat  Laws" is
         hereby incorporated herein by reference.

         (e) The  information set forth in the Proxy Statement under the caption
         "PROPOSAL 2 - Special  Factors - Provisions for  Unaffiliated  Security
         Holders" is hereby incorporated herein by reference.

         (f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Reg. M-A 1005(a) through (c) and (e)
         ------------------------------------

         (a) Not applicable.

         (b) Not applicable.

         (c) Not applicable.

         (e) Not applicable.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Reg. M-A 1006(b) and (c)(1)-(8)
         -------------------------------

         (b) The information set forth in the Proxy Statement under the captions
         "SUMMARY TERM SHEET," and "PROPOSAL 2 - Special Factors - Effect of the
         Proposed Reverse Split on the Company" is hereby incorporated herein by reference.

                                       -5-

         (c) The information set forth in the Proxy Statement under the captions
         "SUMMARY  TERM  SHEET,"  "PROPOSAL 2 - Special  Factors - Effect of the
         Proposed Reverse Split on the Company" and " - Conduct of the Company's
         Business  After  the  Transaction,"  is hereby  incorporated  herein by reference.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         Reg. M-A 1013
         -------------

         (a) The information set forth in the Proxy Statement under the captions
         "PURPOSE  OF THE  ANNUAL  MEETING,"  "PROPOSAL  2 -  Special  Factors -
         Background of the Reverse Split," and " -  Recommendation  of the Board
         of  Directors;  Fairness  of the  Transaction"  is hereby  incorporated herein by reference.

         (b) and (c) The  information set forth in the Proxy Statement under the captions  "PROPOSAL  2 - Special  Factors -  Background  of the Reverse
         Split" and " -  Recommendation  of the Board of Directors;  Fairness of
         the Transaction" is hereby incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under the captions
         "PURPOSE OF THE ANNUAL MEETING," "PROPOSAL 2 - Special Factors - Effect
         of the  Proposed  Reverse  Split on  Stockholders,"  " - Effect  of the
         Proposed  Reverse  Split on the  Company," " - Conduct of the Company's
         Business  After the  Transaction,"  " - Source  of Funds and  Financial
         Effect  of  the   Transaction,"   "  -  Material   Federal  Income  Tax
         Consequences,"  and " - Tax Consequences to Stockholders Who Are Cashed
         Out in the  Reverse  Stock  Split"  is  hereby  incorporated  herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

         Reg. M-A 1014
         -------------

         (a) The information set forth in the Proxy Statement under the captions
         "PURPOSE  OF THE  ANNUAL  MEETING,"  "PROPOSAL  2 -  Special  Factors -
         Background of the Reverse Split" and " - Recommendation of the Board of
         Directors;  Fairness of the Transaction" is hereby  incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under the captions
         "PROPOSAL 2 - Special  Factors - Background of the Reverse Split" and "
         - Recommendation of the Board of Directors; Fairness of the Transaction
         is hereby incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the captions
         "VOTING RIGHTS" and "VOTING OF PROXIES" is hereby  incorporated  herein by reference.

                                       -6-

         (d) The information set forth in the Proxy Statement under the captions
         "PROPOSAL 2 - Special  Factors - Background of the Reverse Split" and "
         -   Recommendation   of  the  Board  of  Directors;   Fairness  of  the
         Transaction" is hereby incorporated herein by reference.

         (e) The information set forth in the Proxy Statement under the captions
         "PROPOSAL 2 - Special  Factors - Background of the Reverse Split" and "
         -   Recommendation   of  the  Board  of  Directors;   Fairness  of  the
         Transaction" is hereby incorporated herein by reference.

         (f) Not Applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         Reg. M-A 1015
         -------------

         (a) and (b) The  information set forth in the Proxy Statement under the captions  "PROPOSAL  2 - Special  Factors -  Background  of the Reverse
         Split" and " -  Recommendation  of the Board of Directors;  Fairness of
         the Transaction," is hereby incorporated herein by reference.

         (c) The  information set forth in the Proxy Statement under the caption
         "AVAILABLE INFORMATION" is hereby incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Reg. M-A 1007
         -------------

         (a) The  information set forth in the Proxy Statement under the caption
         "PROPOSAL 2 - Special Factors - Source of Funds and Financial Effect of
         the Transaction" is hereby incorporated herein by reference.

         (b) The  information set forth in the Proxy Statement under the caption
         "PROPOSAL 2 - Special Factors - Source of Funds and Financial Effect of
         the Transaction" is hereby incorporated herein by reference.

         (c) The  information set forth in the Proxy Statement under the caption
         "PROPOSAL 2 - Special Factors - Source of Funds and Financial Effect of
         the Transaction" is hereby incorporated herein by reference.

         (d) The  information set forth in the Proxy Statement under the caption
         "PROPOSAL 2 - Special Factors - Source of Funds and Financial Effect of
         the Transaction" is hereby incorporated herein by reference.

ITEM 11. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

         Reg. M-A 1008
         -------------

         (a) The information set forth in the Proxy Statement under the captions
         "RECORD DATE AND VOTING SECURITIES," "VOTING OF PROXIES" and "SECURITY

                                       -7-

         OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT"is   hereby
         incorporated herein by reference.

         (b) Not applicable.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

         Reg. M-A 1012(d) and (e)
         ------------------------

         (d) The information set forth in the Proxy Statement under the captions
         "RECORD DATE AND VOTING SECURITIES,"  "VOTING PROXIES," "VOTING RIGHTS"
         and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is
         hereby incorporated herein by reference.

         (e) The information set forth in the Proxy Statement under the captions
         "PROPOSAL 2 - Special  Factors - Background of the Reverse Split" and "
         -   Recommendation   of  the  Board  of  Directors;   Fairness  of  the
         Transaction" is hereby incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

         Reg. M-A 1010(a) and (b)
         ------------------------

         (a) The information set forth in the Proxy Statement under the captions
         "AVAILABLE  INFORMATION" and "Annex A" is hereby incorporated herein by reference.

         (b) Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         Reg. M-A 1009
         -------------

         (a) The  information set forth in the Proxy Statement under the caption
         "VOTING OF PROXIES" is hereby incorporated herein by reference.

         (b) The  information set forth in the Proxy Statement under the caption
         "VOTING OF PROXIES" is hereby incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

         Reg. M-A 1011(b)
         ----------------

         The  information  set forth in the Proxy  Statement,  together with the proxy card, is hereby incorporated herein by reference.

                                       -8-

ITEM 16. MATERIAL TO BE FILED AS EXHIBITS.

         Reg. M-A 1016(a) through (d), (f) and (g)
         -----------------------------------------

         (a) Proxy Statement, together with the proxy card.*

         (b) Not applicable.

         (c) Not applicable.

         (d) Not applicable.

         (f) Not applicable.

         (g) Not applicable.

----------
*  Filed herewith.

                                       -9-

                                   SIGNATURES

         After due  inquiry  and to the best of my  knowledge  and  belief,  the undersigned  certify that the  information  set forth in this statement is true, complete and correct.

                                         CPX CORP.

                                         By: /s/ Warren G. Lichtenstein
                                             --------------------------
                                         Name: Warren G. Lichtenstein
                                         Title: Chief Executive Officer

Dated: May 7, 2001

                                      -10-

                                  EXHIBIT INDEX

EXHIBIT                            DESCRIPTION
-------                            -----------
(a)                    Proxy Statement, together with the proxy card.*
(b)                    Not applicable.
(c)                    Not applicable.
(d)                    Not applicable.
(e)                    Not applicable.
(f)                    Not applicable.
(g)                    Not applicable.

----------
*  Filed herewith.

                                      -11-

                                    EXHIBIT A

                                  SCHEDULE 14A
                                 (RULE 14A-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

                    PROXY STATEMENT PURSUANT TO SECTION 14(A)
             OF THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. )

Filed by the registrant /X/

Filed by a party other than the registrant / /

Check the appropriate box:

   /X/   Preliminary Proxy Statement

   / /   Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)2)

   / /   Definitive Proxy Statement

   / /   Definitive Additional Materials

   / /   Soliciting Material Under Rule 14(a)-12

                                    CPX Corp.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

   Payment of Filing Fee (Check the appropriate box):

   /X/   No fee required.

   / /   Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

   (1)   Title of each class of securities to which transaction applies:

--------------------------------------------------------------------------------

   (2)   Aggregate number of securities to which transaction applies:

--------------------------------------------------------------------------------

   (3)   Per unit  price  or other  underlying  value  of  transaction  computed pursuant to  Exchange  Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

--------------------------------------------------------------------------------

   (4)   Proposed maximum aggregate value of transaction:

--------------------------------------------------------------------------------

   (5)   Total fee paid:

--------------------------------------------------------------------------------

   / /   Fee paid previously with preliminary materials:

--------------------------------------------------------------------------------

   / /   Check box if any part of the fee is offset
         as provided by Exchange Act Rule 0-11(a)(2) and identify
         the filing for which the offsetting fee was paid
         previously. Identify the previous filing by registration
         statement number, or the form or schedule and the date
         of its filing.

--------------------------------------------------------------------------------

   (1)   Amount Previously Paid:

--------------------------------------------------------------------------------

   (2)   Form, Schedule or Registration Statement No.:

--------------------------------------------------------------------------------

   (3)   Filing Party:

--------------------------------------------------------------------------------

   (4)   Date Filed:

                                      -2-

                                    CPX CORP.

                        150 EAST 52ND STREET, 21ST FLOOR
                            NEW YORK, NEW YORK 10022
                              -------------------
                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                              -------------------

To the Stockholders:

            NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders  (the
"Meeting") of CPX CORP., a Delaware corporation (the "Company"), will be held at the offices of Olshan Grundman Frome  Rosenzweig & Wolosky LLP, 505 Park Avenue,
New York,  New York 10022,  on June 19, 2001, at 9:00 A.M.,  Local Time, for the
following purposes:

            1.    To elect three (3) members of the Board of  Directors to serve until the next annual meeting of stockholders  and until their successors have been duly elected and qualified;

            2.    To  consider  and act upon a proposal  to amend the  Company's
                  Restated  Certificate  of  Incorporation  to  effect a reverse stock split of the Company's Common Stock;

            3.    To  consider  and act upon a proposal  to adopt the  Company's
                  2000 Stock Option Plan;

            4.    To  consider  and act upon a proposal  to adopt the  Company's
                  1999 Directors Stock Option Plan;

            5.    To  ratify  the  appointment  of  Grant  Thornton  LLP  as the
                  Company's independent auditors for the fiscal year ended March
                  31, 2001; and

            6.    To transact  such other  business  as may  properly be brought before the meeting or any adjournment thereof.

            Among the matters to be  considered  at the Meeting is a proposal to amend the Company's  Restated  Certificate  of  Incorporation.  Pursuant to this proposal,  the Company would enact a one-for-1,000 reverse stock split which, if approved,  will enable the Company to "go private" and thus end its  obligations to file annual and periodic  reports and make other filings with the  Securities and Exchange Commission.

            The Board of  Directors  has fixed the close of  business on May 11,
2001 as the record  date for the  Meeting.  Only  stockholders  of record on the stock  transfer  books of the  Company at the close of business on that date are entitled to notice of, and to vote at, the Meeting.

            YOU ARE  REQUESTED,  WHETHER  OR NOT YOU PLAN TO BE  PRESENT  AT THE
MEETING,  TO MARK, DATE, SIGN AND RETURN PROMPTLY THE ACCOMPANYING  PROXY IN THE
ENCLOSED  ENVELOPE  TO WHICH NO POSTAGE  NEED BE AFFIXED IF MAILED IN THE UNITED
STATES.

                                      -1-

            You may  revoke  your  proxy for any reason at any time prior to the voting  thereof,  and if you attend the meeting in person you may  withdraw  the proxy and vote your own shares.

                                        By Order of the Board of Directors

                                        Warren G. Lichtenstein
                                        Chairman and Chief Executive Officer

Dated:      New York, New York
            May __, 2001

                                      -2-

                                    CPX CORP.
                        150 East 52nd Street, 21st Floor
                            New York, New York 10022

                               ------------------

                                 PROXY STATEMENT
                                       FOR
                         ANNUAL MEETING OF STOCKHOLDERS

                               ------------------

                                  INTRODUCTION

            This Proxy Statement is being furnished to stockholders by the Board of Directors of CPX Corp., a Delaware corporation (the "Company"), in connection with the  solicitation  of the  accompanying  Proxy  for use at the 2001  Annual
Meeting of Stockholders of the Company (the "Meeting") to be held at the offices of Olshan  Grundman Frome  Rosenzweig  &  Wolosky LLP, 505 Park Avenue,  New
York,  New York 10022,  on June 19, 2001,  at 9:00 A.M.,  local time,  or at any adjournment thereof.

            The principal  executive  offices of the Company are  located at 150
East 52nd Street, 21st Floor, New York , New York 10022. The approximate date on which  this Proxy  Statement  and the  accompanying  Proxy will first be sent or given to stockholders is May __, 2001.

                          PURPOSE OF THE ANNUAL MEETING

            At the Meeting,  stockholders  will be asked: (1) to elect three (3)
members of the Board of  Directors  to serve  until the next  annual  meeting of stockholders  and until their  successors  have been duly elected and qualified;
(2) to  consider  and act  upon a  proposal  to  amend  the  Company's  Restated
Certificate  of  Incorporation  to effect a reverse stock split of the Company's
Common  Stock;  (3) to consider  and act upon a proposal to adopt the  Company's
2000 Stock  Option  Plan;  (4) to consider  and act upon a proposal to adopt the
Company's  1999 Directors  Stock Option Plan;  (5) to ratify the  appointment of
Grant  Thornton LLP as the  Company's  independent  auditors for the fiscal year ended March 31, 2001; and (6) to transact such other business as may properly be brought before the meeting or any adjournment thereof.

            Among the matters to be  considered  at the Meeting is a proposal to amend the  Company's  Restated  Certificate  of  Incorporation  to provide for a one-for-1,000  reverse stock split.  If approved,  this proposal will enable the
Company to "go private" and thus end its obligations to file annual and periodic reports and make other filings with the Securities and Exchange  Commission (the
"SEC").  The  purpose  behind  the  proposal  to amend  the  Company's  Restated
Certificate  of  Incorporation  is to (i)  eliminate the costs  associated  with filing  documents  under the  Securities  Exchange Act of 1934,  as amended (the
"1934  Act") with the SEC,  (ii) reduce the costs of  administering  stockholder accounts and  responding to  stockholder  requests,  (iii) provide  liquidity to stockholders  holding a small number of shares and (iv) provide the Company with greater  flexibility in the management of the Company's  capitalization  and the ability to pursue potential acquisition opportunities in the future.

                                      -3-

                               SUMMARY TERM SHEET

            The  following  summary  briefly  describes the reverse stock split.
While this summary  describes the material  terms that you should  consider when evaluating the reverse stock split, the proxy statement contains a more detailed description of such terms.  We encourage you to read this entire proxy statement and the  documents we have  incorporated  by reference  before  voting.  We have included section references to direct you to a more complete  description of the topics described in this summary.

            If the  reverse  stock  split  is  completed,  stockholders  holding fractional  shares of our common  stock  will  receive a price per share in cash based upon the average closing price of our common stock during the ten business days prior to the reverse  stock split for each  fractional  share of our common stock. There are no appraisal rights in connection with the reverse stock split.
Please read  "PROPOSAL 2 - PROPOSAL TO AMEND THE COMPANY'S  AMENDED AND RESTATED
CERTIFICATE  OF  INCORPORATION  TO EFFECT A REVERSE  STOCK  SPLIT OF THE  COMMON
STOCK"  beginning  on page 15, "- Special  Factors"  beginning on page 16 and "-
Appraisal Rights; Escheat Laws" beginning on page 26. If the reverse stock split is  completed,  stockholders  with less than 1,000  shares of our  common  stock before the reverse stock split will have no further interest in the corporation.
The  total  consideration  to be paid as a  result  of  reverse  stock  split is expected to be approximately $[______].

            As a result of the reverse stock split:

o           stockholders  who have fewer than 1,000  shares of our common  stock before the reverse  stock split will  receive  cash in exchange  for their  shares  of our  common  stock  and  will no  longer  have any interest in our future earnings or growth;

o           we will have fewer than 300  stockholders  and  therefore we will no longer  be a public  company  and  accordingly  we will no longer be subject to the periodic  reporting  requirements  and proxy rules of the 1934 Act; and

o           our common  stock  will no longer be listed on the  over-the-counter bulletin board.

Please read "PROPOSAL 2 - Special Factors - Effect of the Proposed Reverse Split
on  Stockholders"  beginning  on page 22 and - "Effect of the  Proposed  Reverse
Split on the Company" beginning on page 23.

            The board of directors has  determined  that the reverse stock split is advisable and in the best interests of the company and its  stockholders  and recommend  that you approve the reverse stock split.  Please read  "PROPOSAL 2 -
Special  Factors -  Recommendation  of the Board of  Directors;  Fairness of the
Transaction" beginning on page 17.

            The reverse stock split must be approved by the affirmative  vote of greater than 50% of the  outstanding  shares of our common stock, or [7,316,993]
shares. Our officers and directors, as a group, collectively own an aggregate of
[4,687,762]  shares  of  common  stock,  which  is  [32]%  of the  common  stock outstanding on the record date for the meeting, and have stated that they intend to vote their  shares of common stock for the reverse  stock split.  Please read
"VOTING RIGHTS" beginning on page 6.

            Pursuant  to  Delaware  General  Corporation  Law,  there will be no appraisal  rights for  dissenting  stockholders  if the  reverse  stock split is approved.  Under state  escheat  laws,  any cash for  fractional  interests  not claimed by the  stockholder  entitled  to it may  escheat to, and be claimed by, various states.  See "PROPOSAL 2 - Appraisal Rights;  Escheat Laws" beginning on page 26.

                                      -4-

            The  receipt of cash in the reverse  stock  split and forward  stock split by you will be a taxable transaction to you in the same way as if you sold your shares in the market for $[____] per share in cash. Please read "PROPOSAL 2
- Special Factors - Tax  Consequences to Stockholders  Who Are Cashed Out in the
Reverse Split" on page 26.

               If you have more questions about the reverse stock split or would like  additional  copies of this  proxy  statement,  you should  contact  Warren
Lichtenstein at CPX Corp., 150 East 52nd Street,  21st Floor, New York, New York
10022, Telephone: (212) 813-1500.

                        RECORD DATE AND VOTING SECURITIES

            Only  stockholders  of record at the  close of  business  on May 11,
2001, the record date (the "Record  Date") for the Meeting,  will be entitled to notice of, and to vote at, the Meeting and any  adjournment  thereof.  As of the close of business on the Record Date, there were [14,633,985] outstanding shares of the Company's common stock,  $0.001 par value per share (the "Common Stock").
Each of such shares is entitled to one vote.  There was no other class of voting securities  of  the  Company  outstanding  on  that  date.  A  majority  of  the outstanding shares present in person or by proxy is required for a quorum.

                                VOTING OF PROXIES

            Shares of Common Stock  represented  by Proxies,  which are properly executed,  duly  returned and not revoked will be voted in  accordance  with the instructions  contained therein.  If no specification is indicated on the Proxy, the  shares  of  Common  Stock  represented  thereby  will be voted  (i) for the election as  Directors  of the persons who have been  nominated  by the Board of
Directors,  (ii) in favor of amending  the  Company's  Restated  Certificate  of
Incorporation  to effect the reverse stock split of the Company's  Common Stock,
(iii) in favor of adopting  the 2000 Stock Option Plan of the Company (the "2000
Plan")  (iv) in favor of  adopting  the 2000  Directors  Stock  Option Plan (the
"Directors Plan"), (v) for the ratification of the appointment of Grant Thornton
LLP as the Company's  independent auditors for the year ended March 31, 2001 and
(vi) for any other  matter that may  properly  be brought  before the Meeting in accordance  with the judgment of the person or persons  voting the Proxies.  The execution of a Proxy will in no way affect a  stockholders'  right to attend the
Meeting and vote in person. Any Proxy executed and returned by a stockholder may be revoked at any time  thereafter  if written  notice of revocation is given to the Secretary of the Company prior to the vote to be taken at the Meeting, or by execution  of a subsequent  proxy which is  presented to the Meeting,  or if the stockholder attends the Meeting and votes by ballot,  except as to any matter or matters  upon  which a vote  shall  have been  cast  pursuant  to the  authority conferred by such Proxy prior to such revocation.

            The cost of solicitation of the Proxies being solicited on behalf of the Board of Directors  will be borne by the Company.  In addition to the use of the mails, proxy  solicitation may be made by telephone,  telegraph and personal interview by officers, directors and employees of the Company. The Company will, upon request, reimburse brokerage houses and persons holding Common Stock in the names of their  nominees  for their  reasonable  expenses in sending  soliciting material to their principals.

            The Company has retained Mackenzie Partners,  Inc.  ("Mackenzie") to solicit proxies at a cost of approximately  $10,000,  plus certain out-of-pocket expenses.  If the Company  requests  Mackenzie to perform  additional  services,
Mackenzie will bill the Company at its usual rate.

                                      -5-

                                  VOTING RIGHTS

            Holders of shares of Common  Stock are entitled to one vote for each share held on all matters.

            The holders of a majority of the outstanding shares of Common Stock, whether present in person or represented by proxy,  will constitute a quorum for each of the  matters  identified  in the notice of  meeting,  as well as for any other matters that may come before the meeting.

            Broker "non-votes" and the shares as to which a stockholder abstains from voting are included for purposes of determining  whether a quorum of shares is present at a  meeting.  A broker  "non-vote"  occurs  when a nominee  holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have  discretionary  voting power with respect to that item and has not received instructions from the beneficial owner.

            A  plurality  of the votes  cast is  required  for the  election  of directors. In tabulating the vote on the election of directors,  abstentions and broker "non-votes" will be disregarded and will have no effect on the outcome of such vote.

            The  affirmative  vote of a majority  of the  outstanding  shares of
Common  Stock is  required  to approve the  reverse  stock  split.  Accordingly, abstentions  and broker  non-votes  will have the same effect as a negative vote with respect to this proposal.

            The  affirmative  vote of a majority of the votes cast by holders of
Common Stock is required to approve the adoption of the 2000 Plan, the Directors
Plan and the  proposal  to ratify the  appointment  of Grant  Thornton  LLP.  In tabulating  the vote on the  proposals to approve the adoption of the 2000 Plan,
the  Directors   Plan  and  ratify  the   appointment  of  Grant  Thornton  LLP,
abstentions,  withholding  of  authority  to vote or  broker  non-votes  are not considered  shares  entitled  to vote on the  proposal  and are not  included in determining  whether the adoption of the 2000 Plan,  the  Directors  Plan or the appointment of Grant Thornton LLP is approved.

                                      -6-

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

            The following table sets forth information  concerning  ownership of the Company's  Common Stock,  as of May 11, 2001, by each person known to be the beneficial  owner of more than five  percent of the Common Stock and the address of such individuals or entities,  each director,  nominees for director,  and by all directors and executive officers of the Company as a group:

                                                                                                          Percentage of
                                                                         Pre-Split       Shares to be      Outstanding
                                                   Pre-Split Amount    Percentage of     Beneficially        Common
                                                     and Nature of      Outstanding        Owned if         Stock if
             Name                                      Beneficial         Common          Proposal 2       Proposal 2
     of Beneficial Owner                               Ownership           Stock         is Approved      is Approved
     -------------------                               ---------           -----         -----------      -----------

Warren G. Lichtenstein (1)(2)
150 E. 52nd Street, 21st Floor
New York, New York 10022                             4,687,762            32.0%             4,688           [_____]

Steel Partners II, L.P.
150 E. 52nd Street, 21st Floor
New York, New York 10022                             2,180,362            14.9%             2,180           [_____]

J. Ezra Merkin
Gabriel Capital Corp.
450 Park Avenue                                        740,797(3)          5.1%               741           [_____]
New York, New York 10022

Larry Callahan                                             -0-             -0-               -0-            [_____]

Steven Wolosky                                             -0-             -0-               -0-            [_____]

All directors and executive officers as a group      4,687,762            32.0%             4,688           [_____]
(3 persons)

--------------------

(1)         Includes:  (i) 2,180,362 shares owned by Steel Partners II, L.P., an entity  controlled by Mr.  Lichtenstein,  and (ii) 2,507,400  shares owned directly by Mr. Lichtenstein.

(2)         More  than  one  beneficial  owner  is  listed  above  for the  same securities,  since the shares owned  beneficially  by Steel Partners
            II,  L.P.  are  included  in the  shares  beneficially  owned by Mr.
            Lichtenstein. See note (1) above.

(3)         Based on  Schedule  13G filed  jointly in  February  2000 by J. Ezra
            Merkin and Gabriel Capital  Corporation  ("Gabriel").  Mr. Merkin is
            deemed the  beneficial  owner of 740,797  shares of Common  Stock by virtue of (i) his position as General  Partner,  president  and sole stockholder  of Gabriel,  which owns 299,282  shares of Common Stock and (ii) Gabriel,  as the  investment  advisor to Ariel Fund Limited
            ("Ariel"),  having the power to vote and to direct the voting of and the power to  dispose  and  direct the  disposition  of the  441,515 shares of Common Stock owned by Ariel.

                                      -7-

                                   PROPOSAL 1

                              ELECTION OF DIRECTORS

Nominees

            Unless  otherwise  specified,  all Proxies received will be voted in favor of the election of the persons named below as directors of the Company, to serve until the next  annual  meeting of  Stockholders  of the Company and until their successors shall be duly elected and qualified. Directors shall be elected by a plurality of the votes cast,  in person or by proxy,  at the  Meeting.  The terms of the current  directors  expire at the Meeting and when their successors are duly elected and qualified.  Management has no reason to believe that any of the nominees  will be unable or  unwilling  to serve as a director,  if elected.
Should any of the  nominees  not remain a candidate  for election at the date of the  Meeting,  the Proxies  will be voted in favor of those  nominees who remain candidates  and may be voted for  substitute  nominees  selected by the Board of
Directors. All nominees are currently directors of the Company. The names of the nominees and certain information concerning them are set forth below:

                                                                                                           First Year
Name                            Principal Occupation                                     Age             Became Director
----                            --------------------                                     ---             ---------------

Warren G. Lichtenstein          Director.  President and Chief Executive Officer          35                   1999
                                of the Company since June 23, 1999 and Secretary
                                and  Treasurer of the Company since May 3, 2001.
                                Mr.  Lichtenstein  has been the  Chairman of the
                                Board,  Secretary  and the  Managing  Member  of
                                Steel Partners,  L.L.C.,  the general partner of
                                Steel  Partners  II,  L.P.  ("Steel  Partners"),
                                since January 1, 1996.  Prior to such time,  Mr.
                                Lichtenstein  was the Chairman and a director of
                                Steel  Partners,  Ltd.,  the general  partner of
                                Steel Partners  Associates,  L.P., which was the
                                general  partner of Steel Partners from 1993 and
                                prior to January 1, 1996. Mr.  Lichtenstein  was
                                the   acquisition/risk   arbitrage   analyst  at
                                Ballantrae Partners,  L.P., a private investment
                                partnership  formed to invest in risk arbitrage,
                                special  situations and  undervalued  companies,
                                from  1988  to  1990.  Mr.   Lichtenstein  is  a
                                director   of  the   following   publicly   held
                                companies:  Tandycrafts, Inc., a manufacturer of
                                picture   frames   and   framed   art,   Gateway
                                Industries,   Inc.,   a  provider   of  database
                                development  and website design and  development
                                services, WebFinancial Corporation, a commercial
                                and consumer lender, Puroflow,  Incorporated,  a
                                designer   and    manufacturer    of   precision
                                filtration devices,  ECC International  Corp., a
                                manufacturer and

                                      -8-

                                marketer of  computer-controlled  simulators for
                                training  personnel to perform  maintenance  and
                                operator procedures on military weapons,  and US
                                Diagnostic   Inc.,  an  operator  of  outpatient
                                medical    diagnostic    imaging   and   related
                                facilities.  He is a former director of Saratoga
                                Beverage  Group,  Inc., a beverage  manufacturer
                                and distributor,  Alpha  Technologies,  Inc., an
                                electronics    components    manufacturer,    SL
                                Industries, Inc., a designer and manufacturer of
                                data quality systems,  Tech-Sym Corporation,  an
                                electronics    engineering   and   manufacturing
                                company,   and  PLM   International,   Inc.,  an
                                equipment leasing company. Mr. Lichtenstein also
                                served  as   Chairman  of  the  Board  of  Aydin
                                Corporation,  a provider of products and systems
                                for  the   acquisition   and   distribution   of
                                information   over   electronic   communications
                                media,  from  October  5, 1998 until its sale to
                                L-3 Communications  Corporation ("L-3") in April
                                1999 at a  price  of  $13.50  per  share,  which
                                represents a premium of  approximately  39% over
                                the  reported  closing  price of $9.69 per share
                                the day preceding the announced transaction with
                                L-3. The business address of Mr. Lichtenstein is
                                150 E. 52nd Street,  21st Floor,  New York,  New
                                York 10022.

Steven Wolosky                  Director.   Partner,   Olshan   Grundman   Frome          45                   1999
                                Rosenzweig  &  Wolosky LLP, counsel to Steel
                                Partners  II,  L.P.,  since  prior to 1996.  Mr.
                                Wolosky  is  also  Assistant  Secretary  of  WHX
                                Corporation.

Larry Callahan                  Director.  Special situations analyst, Huntleigh          38                   1999
                                Securities  since February  1998.  Prior to that
                                Mr. Callahan was a portfolio manager with Linder
                                Funds since prior to 1996.

Recommendation of the Board of Directors

            THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF EACH OF
THE NOMINEES.

                                      -9-

Board Meetings and Committees

            The Board of  Directors  held three  meetings  during the year ended
March  31,  2000.  All  Directors  attended  at least 75% of such  meetings  and committees  on which they  served  during the fiscal  year ended  March 31, 2000
("Fiscal 2000"). From time to time, the members of the Board of Directors act by unanimous written consent pursuant to the laws of the State of Delaware.

            The  Board  of  Directors  has  a  Stock  Option  and   Compensation
Committee,  which  administers  the 2000 Plan and the Directors  Plan, and makes recommendations  concerning salaries and incentive compensation for employees of and  consultants  to the  Company,  and an Audit  Committee,  which  reviews the
Company's  financial  statements and  accounting  policies,  resolves  potential conflicts of interest, receives and reviews the recommendations of the Company's independent  auditors and confers with the Company's  independent  auditors with respect to the training and supervision of internal accounting personnel and the adequacy of internal  accounting  controls.  The Stock  Option and  Compensation
Committee is currently  composed of Steven  Wolosky and Larry Callahan and Audit
Committee is currently  composed of Steven Wolosky and Larry  Callahan.  Neither the Stock  Option and  Compensation  Committee or the Audit  Committee  held any meetings  during Fiscal 2000.  The Company does not presently  have a nominating committee,  the customary  functions of such  committee  being  performed by the entire Board of Directors.

Report of the Audit Committee

            Because the Audit  Committee did not hold any meetings during Fiscal
2000,  the Audit  Committee did not (a) review or discuss the audited  financial statements  with  management;  (b) discuss  with the  independent  auditors  the matters  required to be  discussed  by SAS 61; or (c)  recommend to the Board of
Directors  that the audited  financial  statements  be included in the Company's
Annual  Report on Form 10-K for the year ended  March 31,  2000.  The  Company's
Board of Directors has not adopted a written charter for the Audit Committee.

      Submitted by the Audit Committee
               Steven Wolosky
               Larry Callahan

Board of Directors Compensation

            The Company does not currently  compensate  the members of the Board of Directors.  Directors are reimbursed for their expenses incurred in attending meetings of the Board of Directors.  In connection with their appointment to the
Board of Directors and subject to stockholder approval, Steven Wolosky and Larry
Callahan  each  received  options to  purchase  150,000  shares of Common  Stock pursuant  to the terms of the  Directors  Plan.  See  "Proposal  4 - Approval of
Adoption of the 2000 Directors  Stock Option Plan" for a summary  description of the Directors Plan.

                                      -10-

                                   MANAGEMENT

Executive Compensation

            Mr.  Lichtenstein  became Chief  Executive  Officer,  President  and
Treasurer  of the Company on June 23, 1999 and  Secretary  and  Treasurer of the
Company on May 3, 2001. Mr.  Lichtenstein did not receive any compensation  from the  Company  for the  fiscal  year ended  March 31,  2000 and no officer of the
Company at March 31, 2000  received  compensation  in excess of $100,000 for the fiscal year ended March 31, 2000.

Stock Option Grants and Option Values

            During the fiscal years ended March 31, 2000,  1999 and 1998,  there were no stock options granted to the Chief Executive Officer of the Company.  At
March 31,  2000,  the Chief  Executive  Officer of the  Company did not hold any stock  options and the Chief  Executive  Officer did not exercise any options in
Fiscal 2000.

Employment Agreements

            The  Company  currently  has  no  employment   agreements  with  any
executive officer.

                                      -11-

                      MARKET FOR THE COMPANY'S COMMON STOCK

Common Stock Market Price Information

            The  Company's  Common  Stock  is  traded  on  the  Over-The-Counter
Electronic  Bulletin  Board (the "OTC") under the symbol  "CPRO." The  following table  shows,  for the  quarters  indicated,  the  range of bid  prices  for the
Company's Common Stock as reported by the OTC.

                                                                 Common Stock
                                                                 ------------
                                                            High              Low
                                                            ----              ---
Fiscal 2002

First Quarter (through April 26, 2001) .........          $    0.090      $    0.087

Fiscal 2001

First Quarter ..................................          $    0.150      $    0.080
Second Quarter .................................          $    0.085      $    0.085
Third Quarter ..................................          $    0.110      $    0.085
Fourth Quarter .................................          $    0.095      $    0.083

Fiscal 2000

First Quarter ..................................          $    0.210      $    0.100
Second Quarter .................................          $    0.290      $    0.140
Third Quarter ..................................          $    0.110      $    0.070
Fourth Quarter .................................          $    0.190      $    0.070

Fiscal 1999

First Quarter ..................................          $    4.063      $    2.938
Second Quarter .................................          $    3.500      $    0.063
Third Quarter ..................................          $    0.125      $    0.020
Fourth Quarter .................................          $    0.180      $    0.030

            On  _________,  2001,  the last full trading day prior to the day on which the preliminary  proxy statement was filed with the SEC, the closing price for the Company's Common Stock on the OTC was $_____.

            On May 10, 2001,  the last trading day prior to the Record Date, the closing price for the Company's Common Stock on the OTC was $[_____].

            The  market  price for the  Company's  Common  Stock is  subject  to fluctuation and stockholders are urged to obtain current market quotations.

Dividend Information

            The Company  has never paid any  dividends  on its Common  Stock and does not intend to pay such  dividends in the  foreseeable  future.  The Company currently intends to retain any future earnings for its development and growth.

                                      -12-

Common Stock Performance

            The following graph compares the total return on the Common Stock to the total  returns of the Nasdaq  Market  Index and a selection  of peer issuers with similar  market  capitalizations  as the Company.  In previous  years,  the
Company had compared its Common Stock  performance to that of the Standard &
Poor's SmallCap 600 and the Hambrecht &  Quist  Healthcare  Index;  however, since the Company currently has no operating  business and its shares are traded in  the  over-the-counter  market,  the  Company  believes  that  it  is a  more meaningful to use the Nasdaq Market Index and a peer group comprised of entities with  similar  market  capitalizations  as the  Company  as a useful  basis  for comparison.

                                 [insert graph]

Compliance with Section 16(a) of the Securities Exchange Act of 1934

            Section 16(a) of the Securities  Exchange Act, as amended,  requires the Company's officers and directors,  and persons who own more than ten percent of a registered  class of the Company's  equity  securities,  to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than ten percent  stockholders are required by the SEC's  regulations to furnish the  Company  with copies of all Section  16(a) forms they file.  During  Fiscal
2000,  to the best  knowledge of the Company,  all of such forms were filed in a timely  manner,  with the exception of a transaction by Warren  Lichtenstein  in
June 1999 which was inadvertently reported late on a Form 5.

                                      -13-

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

            Steven  Wolosky,  a director of the Company,  is a member of the law firm of Olshan Grundman Frome Rosenzweig  &  Wolosky LLP, which law firm has been retained by the Company during the last fiscal year. Fees received from the
Company  by such firm  during  the last  fiscal  year did not  exceed 5% of such firm's or the Company's revenues.

                                   THE COMPANY

            CPX Corp. was incorporated  under the laws of the State of Delaware.
The Company currently has no operating business.  Management is pursuing various strategic alternatives which include the possible use of the Company's remaining net assets to acquire, merge, consolidate or otherwise combine with an operating
business  or  businesses;   however,   there  is  no  assurance  that  any  such
alternatives will occur.

            The  Company,  under its former name,  "CellPro",  filed a voluntary petition for  reorganization  under Chapter 11 of the United  States  Bankruptcy
Code on October 28,  1998,  Case No.  98-13604 in the United  States  Bankruptcy
Court for the Western District of Washington,  Judge Karen Overstreet presiding, and the Company commenced  liquidation shortly thereafter.  On May 21, 1999, the
Bankruptcy Court issued an order confirming the Company's Second Amended Plan of
Reorganization  (the "Plan") dated as of May 10, 1999. The effective date of the
Plan occurred on June 1, 1999. Under such Plan, certain  pre-petition  creditors of the Company  were issued cash and  property  for  extinguishing  their claims against the  Company.  The Company  entered into a  Settlement  Agreement  dated
September 1998, with The John Hopkins  University,  Becton Dickinson and Company
and Baxter  Healthcare  Corporation,  pursuant to which the Company  made a cash payment to settle  certain  patent  litigation.  The Company also entered into a
Securities  Settlement Agreement to extinguish a certain securities class action claim  and a Florida  Securities  Settlement  Agreement  to  extinguish  a state securities action, both for cash payments.

            The Company  announced  in June 1999 that it had changed its name to
CPX  Corp.  from  CellPro,  Incorporated.  Also  during  June  1999 the  Company
distributed   funds  to  equity   holders  and  in  September  1999  made  final
distribution  of  funds to  equity  holders  having  received  the $1.4  million proceeds from a legal settlement.

                            -------------------------

                                      -14-

            PROPOSAL 2 - PROPOSAL TO AMEND THE COMPANY'S AMENDED AND
                RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A
                     REVERSE STOCK SPLIT OF THE COMMON STOCK

            The Board of Directors has unanimously adopted resolutions declaring the advisability of, and submits to the stockholders for approval,  an amendment
(the "Split Amendment") to the Restated Certificate of Incorporation effecting a reverse  stock split of the  outstanding  Common Stock as of 6:00 p.m.  (Eastern
Time) on the date the Split  Amendment  is filed with the  Secretary of State of the State of Delaware (the "Effective Date") pursuant to which each 1,000 shares of Common  Stock then  outstanding  will be  converted  into one share of Common
Stock (the "Reverse Split").  In lieu of issuing the fractional shares that will result from (i) the Reverse Split to  stockholders  of record of less than 1,000 shares  immediately  prior to the  Reverse  Split or (ii) the  Reverse  Split to stockholders of record of shares greater than 1,000 shares  immediately prior to the Reverse Split to the extent that any of such holders  would have  fractional shares after the Reverse  Split,  the Company will make a cash payment  based on the average daily closing price per share of the Common Stock on the OTC for the
10 trading days  immediately  preceding the Effective Date, as discussed  below.
The  Effective  Date,  which  determines  the amount of the  Purchase  Price (as defined below), shall in no event occur later than 30 days following the date of the Meeting.  The text of the Split  Amendment is attached as Appendix A hereto.
The filing of the Split  Amendment and the  consummation  of the Reverse  Split, including  the making of cash  payments to  stockholders  whose shares of Common
Stock are converted  into less than a whole share of Common Stock in the Reverse
Split, are collectively referred to herein as the "Transaction."

            The net effect of the  Transaction  on the  holders of Common  Stock will be as follows:

Stockholder as of Effective Date                                 Net Effect After Transaction

Registered stockholders holding 1,000 or more shares of          Shares of Common  Stock  will be  converted  on a 1 for
Common Stock in a record account  immediately  prior to          1,000 basis,  including fractional shares. With respect
the Reverse Split.                                               to  stockholders  of record of an odd  number of shares
                                                                 greater  than  1,000  shares  immediately  prior to the
                                                                 Reverse Split,  the Company will make a cash payment in
                                                                 lieu  of  issuing  any  fractional  shares.  See  "Cash
                                                                 Payment in Lieu of Shares" below.

Registered stockholders holding fewer than 1,000 shares          Shares of Common  Stock  will be cashed  out at a price
of Common Stock in a record account  immediately  prior          based on the average  closing price of the Common Stock
to the Reverse Split.                                            during ten days prior to the  Reverse  Split.  You will
                                                                 not have to pay any  commissions  or other fees on this
                                                                 cash-out.  Holders  of these  shares  will not have any
                                                                 continuing equity interest in the Company. See "Special
                                                                 Factors - Cash Payment in Lieu of Shares" below.

                                      -15-

            ANY HOLDER OF RECORD OF LESS THAN 1,000  SHARES OF COMMON  STOCK WHO
DESIRES TO RETAIN AN EQUITY INTEREST IN THE COMPANY AFTER THE EFFECTIVE DATE MAY
DO SO BY PURCHASING,  PRIOR TO THE EFFECTIVE DATE, A SUFFICIENT NUMBER OF SHARES
OF COMMON  STOCK IN THE OPEN MARKET SUCH THAT THE TOTAL NUMBER OF SHARES HELD OF
RECORD IN HIS NAME IMMEDIATELY PRIOR TO THE REVERSE SPLIT IS EQUAL TO OR GREATER
THAN 1,000.  HOWEVER, DUE TO THE LIMITED TRADING MARKET FOR THE COMPANY STOCK IT
IS POSSIBLE  THAT A  STOCKHOLDER  DESIRING  TO RETAIN AN EQUITY  INTEREST IN THE
COMPANY MAY NOT BE ABLE TO PURCHASE  ENOUGH SHARES TO RETAIN AN EQUITY  INTEREST
IN THE  COMPANY AT A FAIR  PRICE OR AT ALL.  ANY  BENEFICIAL  OWNER OF LESS THAN
1,000  SHARES WHO IS NOT A HOLDER OF RECORD  AND WHO  DESIRES TO HAVE HIS SHARES
EXCHANGED FOR CASH  PURSUANT TO THE  TRANSACTION  SHOULD  INSTRUCT HIS BROKER TO
TRANSFER HIS SHARES INTO HIS NAME IN A TIMELY  MANNER SUCH THAT SUCH  BENEFICIAL
OWNER WILL BE DEEMED A HOLDER OF RECORD IMMEDIATELY PRIOR TO THE REVERSE SPLIT.

Special Factors

Background of the Reverse Split

            As of the Record Date, each of approximately [___] record holders of
Common Stock,  or  approximately  [___]% of the total number of record  holders, owned less than 1,000 shares of Common  Stock.  In addition,  such  stockholders owning less than 1,000 shares own in the  aggregate  approximately  [__]% of the outstanding shares of Common Stock. Based on the average daily closing price per share  of the  Common  Stock  on the  OTC for the 10  trading  days  immediately preceding the Record Date of $[____],  ownership of [___] shares of Common Stock has a market value of approximately $[____].

            The cost of administering each stockholder's  account and the amount of time spent by management of the Company in responding to stockholder requests is the same regardless of the number of shares held in the account. Accordingly, the cost to the Company of maintaining many small accounts is disproportionately high when  compared  with the total  number of shares  involved.  In view of the disproportionate  cost to the Company of maintaining small stockholder accounts, management  of the Company  believes  that it would be beneficial to the Company and its stockholders as a whole to eliminate the administrative  burden and cost associated  with the  approximately  [___] accounts  containing  less than 1,000 shares of Common  Stock.  It is expected  that the direct cost of  administering stockholder accounts will be reduced by up to approximately  $[____] per year if the Transaction is consummated.

            In  addition,  since the Company is unable to locate  certain of its stockholders  with small  holdings,  the Company  believes it would be unable to acquire the shares of Common Stock of such stockholders, and realize the savings described  above, by making a tender offer to acquire such shares.  Accordingly, if the Company is to acquire these shares, the Company believes it must do so by means of the Reverse Split.

                                      -16-

            [_______]  shares of Common Stock will be authorized but unissued by the Company after the  Transaction.  The number of shares held by the Company as treasury shares and available for subsequent  issuance would,  due solely to the redemption  of  fractional  shares in the  Transaction,  increase by  [________]
shares (on a post-split basis), to [________] shares,  based on record ownership of Common Stock as of the Record Date. While the Company has no current specific plans to  issue  Common  Stock  other  than  pursuant  to the 2000  Plan and the
Directors  Plan,  the  additional  treasury  shares would provide the Board with flexibility in the management of the Company's capitalization,  the provision of incentives  to the  Company's  officers  and  other  employees,  and  to  pursue potential  acquisition  opportunities in the future. The additional Common Stock could  be used by the  Company  in  connection  with  (i) the  establishment  of director or employee stock  compensation  plans in addition to the 2000 Plan and the  Directors  Plan,  (ii) future  acquisitions  by the  Company,  (iii) future capital raising by the Company, and (iv) other corporate purposes. The number of shares  allocated by the Company under the 2000 Plan and the Directors  Plan are
1,500  shares and 750  shares,  respectively  (on a  post-split  basis).  Unless required by law or regulatory  authorities,  no further authorization by vote of
stockholders  will  be  sought  for  any  future  Common  Stock  issuances.   No
stockholder will have any preemptive or other preferential right to purchase any
Common  Stock  that  may be  issued  and  sold  by the  Company  in the  future.
Furthermore,  the  Board  of  Directors  has not yet  identified  any  potential acquisition opportunities.

            The Board of Directors  believes  that the  decrease in  outstanding shares as a result of the  Transaction  is in the best interests of the Company, and that the high  number of  outstanding  shares  of  Common  Stock and the low trading price thereof  impairs the  acceptability  of the stock by the financial community  and the  investing  public.  The  Company  believes  that  the  Split
Amendment, by reducing the number of outstanding shares, should increase the per share market price accordingly.  It is possible,  however,  that any increase in per share  market  price may be  proportionately  less than the  decrease in the number of outstanding shares.

Recommendation of the Board of Directors; Fairness of the Transaction

            The Board believes that the  Transaction,  taken as a whole, is fair to, and in the best  interests  of the Company and its  stockholders,  including those who will receive cash in lieu of fractional shares, those who will receive shares of new Common Stock and those who will receive both cash and shares.  The
Board also believes that the process by which the  Transaction is to be approved is fair.  The Board  recommends  that the  stockholders  vote for  approval  and adoption of the Split  Amendment.  Each member of the Board and each  officer of the  Company who owns  shares of Common  Stock has  advised the Company  that he intends to vote his shares in favor of the Split Amendment.

            The Board has retained  for itself the absolute  authority to reject
(and not implement)  the Split  Amendment  (even after  approval  thereof) if it determines  subsequently  that  the  Split  Amendment  is not  then in the  best interests  of the Company and its  stockholders.  If the Split  Amendment is not approved,  or, if approved, is not implemented,  the proposed  deregistration of the Company's Common Stock will not be implemented.

                                      -17-

Board Consideration

            The  Company  did not  obtain an  independent  fairness  opinion  in connection  with  the  proposed  Reverse  Split  proposal.  However,  the  Board considered  a  number  of  factors  in  determining  whether  it was in the best interests  of the Company and its  stockholders  to undertake a  transaction  to reduce  the  number  of  stockholders  to  fewer  than 300  persons  in order to terminate the  registration of its Common Stock under the 1934 Act. The Board of
Directors  reviewed and discussed cost savings to be achieved by terminating the registration  of the Common Stock.  The Board of Directors  also  considered the time and effort  currently  required of  management to comply with the reporting and other  requirements  associated  with continued  registration  of the Common
Stock  under the 1934 Act.  The Board of  Directors  considered  the effect that terminating  the  registration  of the Common Stock might have on the market for the Common Stock and the ability of  stockholders  to buy and sell  shares.  The
Board of  Directors  determined  that the cost  savings  and  reduced  burden on management to be achieved by terminating  registration of the Common Stock under
the  1934  Act   outweighed  any  potential   detriment   from   termination  of
registration.

            The Board of Directors  considered several alternative  transactions to  accomplish  the  reduction in the number of  stockholders  to fewer than 300 persons but, ultimately determined the Split Amendment was the preferred method.
Management  conducted  an analysis  of the  Company.  In making  this  analysis, management considered the following alternative strategies:

            (a) A cash tender offer,  but the Board believed it would not result in shares being tendered by a sufficient number of record  stockholders so as to accomplish  the going private  objective and reducing  recurring  costs.  It was thought  unlikely  that many  holders of small  numbers of shares would make the effort to tender their shares and the cost of completing  the tender offer could be  significant  in relation to the value of the shares  sought to be purchased;
and

            (b) A purchase of shares in the open market. There is no established trading market for the Common Stock; therefore, it would be highly unlikely that shares could be acquired by the Company  from a sufficient  number of holders to accomplish the Board's objectives.

            The Board has determined that the Reverse Split proposal is the most expeditious  and economical way of changing the Company's  status from that of a reporting  company to that of a more closely  held,  non-reporting  company.  In addition to the matters  discussed  above,  the Board considered the opportunity presented by the Transaction for stockholders  owning fewer than 1,000 shares of
record  to  liquidate  their  holdings   without   incurring   brokerage  costs,
particularly  given the relatively  illiquid  market for shares of the Company's
Common Stock.  The Company has not sought,  and has not received,  any proposals from any  unaffiliated  persons since the confirmation of its plan of bankruptcy for the  merger  or  consolidation  of the  Company,  or for the  sale or  other transfer  of all or any  substantial  portion of the  Company's  assets,  or for securities  of the  Company  that would  enable the holder  thereof to  exercise control of the Company. See "- Background of the Reverse Split."

                                      -18-

            No independent  committee of the Board of Directors has reviewed the fairness of the  Transaction.  No unaffiliated  representative  acting solely on behalf of the  stockholders  for the  purpose  of  negotiating  the terms of the
Transaction or preparing a report  covering the fairness of the  Transaction was retained by the Company or by a majority of directors  who are not  employees of the Company. The Company did not obtain any report, opinion or appraisal from an outside party relating to the consideration or the fairness of the consideration to be paid to  stockholders  holding  fewer than 1,000 shares of Common Stock of record in any one account or the fairness of the  Transaction to the Company and its remaining  stockholders.  The Board  determined that the cost of obtaining a fairness  opinion would be  prohibitively  high given the small number of shares involved  in the  Transaction.  The  Transaction  is  expected  to result in the cash-out of  approximately  [_____] shares of Common Stock at the Purchase Price
(currently  estimated  to be $[____]  per  share),  for a total  purchase  price approximating  $[_______].  The  Board of  Directors  believes  in its  business judgement  that  the  Transaction  is  substantively  fair  to all  stockholders notwithstanding  the absence of such a committee,  representative  or appraisal.
Present  stockholders  (including  those whose  shares are expected to be cashed out) and investors  generally will have an  opportunity  both to evaluate all of the  information  contained  herein and to  compare  the  potential  value of an investment in the Company with that of other  available  investments.  The Board believes that the Transaction is procedurally  fair because the Reverse Split is being effected in accordance with all requirements  under Delaware law and hence will require the affirmative  vote of the holders of a majority of the Company's outstanding Common Stock; the Company's officers and directors as a group do not own of record or  beneficially a sufficient  number of shares to assure approval of the proposed Split Amendment;  between the date hereof and the Effective Date all stockholders of the Company will have an opportunity to adjust the number of shares of Common  Stock  owned by them so that  holders who would  otherwise  be cashed-out  stockholders can become continuing  holders,  and continuing holders can  so  divide  or  otherwise  adjust  their  existing  holdings  as to  become
cashed-out   stockholders  as  to  some  or  all  of  their  shares;  and  after consideration  of all the facts,  all of the directors,  including those who are not employees of the Company have  determined  that the proposed Split Amendment is fair to  stockholders.  None of the  directors  is  expected  to  adjust  his holdings so as to become a cashed-out stockholder but the Company believes that, in making  their  decision  to base the  Purchase  Price on the ten day  average trading price with a $[____] per share floor,  its directors  were  conscious of the importance of the issues  (including those that adversely affect  continuing stockholders as well as those that affect cashed-out  stockholders) and acted in accordance with their fiduciary duties to the Company and its stockholders.

Purpose of the Split Amendment

            The purpose of the Reverse Split is to cash-out the equity interests in the  Company of each of the  approximately  [____]  record  holders of Common
Stock that, as of Effective Date, own fewer than 1,000 shares of Common Stock in any  discrete  account at a price  determined  to be fair by the entire Board of
Directors in order (i) to eliminate the cost of  maintaining  small  stockholder accounts,  (ii) to permit  small  stockholders  to receive cash for their shares without having to pay brokerage  commissions,  and (iii) to reduce the number of stockholders  of record of the  Company  to fewer  than 300  persons in order to relieve  the  Company  of the  administrative  burden  and cost and  competitive disadvantages  associated  with filing reports and otherwise  complying with the requirements of  registration  under the 1934 Act, by  deregistering  its Common
Stock under the 1934 Act. If the Split  Amendment is  implemented,  the officers and  directors of the Company (and other holders of more than 1,000 shares) will benefit by an increase in their  percentage  ownership of the  Company's  Common
Stock  and in  the  net  book  value  of  their  holdings;  but,  following  the deregistration  of the Company's  Common Stock under the 1934 Act, there will be limited public information  concerning the Company. The Transaction will provide those registered stockholders with fewer than 1,000 shares in a discrete account with a  cost-effective  way to cash out their  investments,  because the Company will pay all  transaction  costs in  connection  with the  Reverse  Stock  Split
Proposal.  Moreover, the Company will benefit from substantial cost savings as a result of the Transaction.

                                      -19-

            The Board  believes  that the  disadvantages  of having the  Company continue  to be a public  company  outweigh  any  advantages.  The  Board has no present  intention to raise  capital  through  sales of  securities  in a public offering in the future or to acquire other business  entities using stock as the consideration for any such acquisition.  Accordingly,  the Company is not likely to make use of any advantage  that the Company's  status as a reporting  company may offer for raising capital though it could utilize common stock to facilitate acquisitions in the future even though the Company will not be a public company.

            The  Company  incurs  direct  and  indirect  costs  associated  with compliance  with the SEC's filing and reporting  requirements  imposed on public companies.  The Company also incurs  substantial  indirect costs as a result of, among  other  things,  the  executive  time  expended to prepare and review such filings.  Since the  Company  has  relatively  few  executive  personnel  and no salaried  employees,  these  indirect  costs  can be  substantial.  Based on its experience  in  prior  years,  the  Company's  direct  costs  are  estimated  to approximate $88,600 annually as follows:

Independent Auditors                   $40,000
SEC Counsel                            $30,000
Printing and Mailing                   $10,000
Transfer Agent                         $ 3,600
Other Expenses                         $ 5,000
                                      ========
                                       $88,600

            Estimates  of  the  annual  savings  to be  realized  if  the  Split
Amendment is  implemented  are based upon (i) the actual costs to the Company of the  services  and  disbursements  in each of the  above  categories  that  were reflected in its recent historical  financial statements and (ii) the allocation to each  category of its  Management's  estimates of the portion of the expenses
and   disbursements  in  such  category  believed  to  be  solely  or  primarily attributable to the Company's public/reporting company status. In some instances
Management's  estimates  were based on information  provided or upon  verifiable assumptions.  For example,  its auditors have informed the Company,  informally, that there will be a  reduction  in auditing  fees if the  Company  ceased to be public, and no SEC counsel will be needed if the Company no longer files reports with the SEC.  Other  estimates  were more  subjective,  e.g.,  the  savings  in transfer  agent's fees that could be expected  because of the 90% plus reduction in the  number of  accounts  to be  handled  by the  transfer  agent;  the lower printing  and  mailing  costs  attributable  to  such  reduction  and  the  less complicated  disclosure  required by the Company's private status,  the need for fewer directors'  meetings (and the consequent  reduction in outside  directors'
fees and expenses); and the reduction in direct miscellaneous clerical and other expenses  (e.g.  the word  processing,  edgarizing,  telephone  and fax  charges associated with SEC filings) and elimination of the charges of brokers and banks in forwarding materials to beneficial holders.

            The  estimates  set forth  above are just  that--estimates;  and the actual savings to be realized may be higher or lower than such estimates.  It is not expected that any portion of the  estimated  savings will be realized in the current  fiscal year ended March 31, 2001.  In light of the  Company's  size and resources,  the Board does not  believe  such costs are  justified.  In light of these  disproportionate  costs,  the  Board  believes  that  it is in  the  best interests  of the  Company  and its  stockholders  as a whole to  eliminate  the administrative burden and costs associated with these small record accounts.

                                      -20-

            Although  all of these  factors  have  existed  for some  time,  the
Company began to consider the Split  Amendment  during  calendar year 2000,  and based upon an analysis of its options,  risks and expenses relating to remaining a public  company  which is  detailed  in this Proxy  Statement,  led it to this proposed Reverse Split.

Cash Payment in Lieu of Shares

            In lieu of issuing the fraction of a share of Common Stock that will result  from (i) the  Reverse  Split to each holder of record of less than 1,000 shares or (ii) the Reverse  Split to each holder of record of greater than 1,000 shares to the extent that any of such holders would have fractional shares after the Reverse Split, the Company will value each outstanding share of Common Stock held at the close of business on the  Effective  Date at the average  daily last sales  price per share of the Common  Stock on the OTC for the 10  trading  days immediately  preceding the Effective  Date.  Such per share price is hereinafter referred to as the "Purchase  Price." As of May ___,  2001, the closing price of the Common Stock was $[____].  However,  since the Effective  Date is later than the Meeting date, the Purchase Price received for the Common Stock,  may be less than the price of the Common  Stock at the time of the vote.  In no event  shall the  Effective  Date be later than 30 days  following  the date of the  Meeting, although the Effective  Date may be less than 30 days  following the date of the
Meeting.  The Transaction  shall be effected only if the Purchase Price is $[__]
or less. If the Purchase Price is more than $[__], even if the stockholders have approved the Split  Amendment at the Meeting,  the Split  Amendment  will not be filed with the  Secretary of State of the State of Delaware and the  Transaction
will not occur.

            If the Transaction  does take place,  each  stockholder who holds of record less than 1,000  shares  immediately  prior to the Reverse  Split will be entitled  to receive,  in lieu of the  fraction  of a share  resulting  from the
Reverse Split, cash in the amount of the Purchase Price multiplied by the number of shares of Common  Stock  held by such  stockholder  immediately  prior to the
Reverse Split.  Each  stockholder who holds of record a number of shares greater than 1,000  shares  immediately  prior to the Reverse  Split will be entitled to receive,  in lieu of the fraction of a share  resulting  from the Reverse Split, cash in the amount of the Purchase  Price  multiplied by the fraction of a share of Common  Stock that would  otherwise  be  issuable to such  stockholder  after giving effect to the Reverse Split. All amounts payable to stockholders  will be subject to  applicable  state laws  relating to abandoned  property.  No service charges or brokerage  commissions  will be payable by stockholders in connection with the Transaction. The Company will pay no interest on cash sums due any such stockholder pursuant to the Transaction.

            Assuming the consummation of the  Transaction,  as soon as practical after the Effective  Date, the Company will mail a letter of transmittal to each holder of record of less than 1,000 shares of Common Stock  immediately prior to the Reverse Split. The letter of transmittal  will contain  instructions for the surrender of such certificate or certificates to the Company's exchange agent in exchange for a cash payment in lieu of the fractional share into which each such holder's  shares of Common Stock were  converted in the Reverse  Split.  No cash payment  will be made to any  such  stockholder  until  he has  surrendered  his outstanding  certificate(s),  together  with the letter of  transmittal,  to the
Company's  exchange agent. No appraisal  rights are available under the Delaware
General  Corporation  Law, the Company's  By-laws or Charter to any stockholders who dissent from the proposed Transaction.  See "Appraisal Rights; Escheat Laws"
below.

                                      -21-

Source of Funds and Financial Effect of the Transaction

            The  Transaction  and the  use of  approximately  $[______]  cash to complete the Reverse Split, which includes  professional fees and other expenses related to the transaction and payments to be made in lieu of issuing fractional shares,  are not expected to have any material  adverse  effect on the Company's capitalization,  liquidity,  results of  operations  or cash flow.  Because  the actual  number of  fractional  shares which will be purchased by the Company and the price to be paid in lieu of fractional shares to stockholders who, following the Reverse  Split,  would hold of record in any discrete  account less than one share of Common  Stock are  unknown at this  time,  the total cash to be paid to holders by the Company is unknown, but is estimated to be $[______].

            The Company  expects to be able to finance the  Transaction  through its working capital.

            Attached  as  Annex  B  are  the  Company's   pro  forma   financial
information  which  present  the  effect  of the  Transaction  on the  Company's historical financial position,  including expenses of the transactions described herein and the cash payments to Cashed Out  Stockholders  estimated to aggregate
$[______].  The unaudited pro forma balance sheets reflect the Transaction as if it occurred on the balance sheet dates.  The  unaudited pro forma  statements of operations reflect the Transaction as if it had occurred at the beginning of the periods presented.

            The  unaudited  pro  forma  balance   sheets  are  not   necessarily
indicative  of what the  Company's  financial  position  would  have been if the
Transaction had been effected on the dates indicated,  or will be in the future.
The information shown on the unaudited pro forma statements of operations is not necessarily indicative of the results of future operations.

            The  unaudited  pro  forma  financial  statements  should be read in conjunction with the historical financial statements and accompanying  footnotes of the Company  which are  incorporated  herein by  reference  to the  Company's
Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2000, as amended, and the Company's  Quarterly  Reports on Form 10-Q for the Fiscal Quarters Ended
June 30, 2000, September 30, 2000 and December 31, 2000.

Effect of the Proposed Reverse Split on Stockholders

            Upon  consummation of the Reverse Split at 6:00 p.m.  (Eastern Time)
on the  Effective  Date,  each  stockholder  who owned of record less than 1,000 shares of Common Stock immediately prior to the Reverse Split will have only the right to receive  cash  based upon the  Purchase  Price in lieu of  receiving  a fractional  share  resulting from the Reverse  Split.  The interest of each such stockholder in the Company will be terminated thereby, and each such stockholder will have no right to vote as a stockholder  or share in the  Company's  assets, earnings,  or profits  following the Reverse Split.  It will not be possible for cashed-out  stockholders  to re-acquire an equity interest in the Company unless they purchase an interest from the remaining stockholders.

            Upon  consummation of the Reverse Split at 6:00 p.m.  (Eastern Time)
on the Effective Date, each stockholder who owned of record 1,000 or more shares of Common  Stock  immediately  prior to the  Reverse  Split will  continue  as a stockholder  with respect to the share or shares of Common Stock  resulting from the Reverse Split. Each such stockholder will continue to share in the Company's assets,  earnings or profits,  if any, to the extent of each such  stockholder's ownership of Common Stock following the Transaction.

                                      -22-

            For  stockholders  of record who hold 1,000 or more shares of Common
Stock  immediately prior to the Reverse Split, the net effect of the Transaction will be a  one-for-1,000  reverse  split of the Common  Stock.  [Except  for the payment of cash in lieu of fractional  shares to holders of shares  greater than
1,000 shares,  after the Transaction such  stockholders will hold [____] as many shares  of  Common  Stock as such  stockholders  held  immediately  prior to the
Reverse  Split.] In addition,  excluding the reduction in outstanding  shares of
Common Stock due to the payment of cash for  fractional  shares (as described in the preceding sentence) and due to the payment of cash to record holders of less than 1,000 shares in lieu of fractional shares resulting from the Reverse Split, the total  number of  outstanding  shares of Common  Stock will  decrease by the number of outstanding shares divided by 1,000.

            Potential   detriments  to  Company   stockholders   who  remain  as
stockholders  if the  Reverse  Split is  effected  include  decreased  access to information  and  decreased  liquidity.  If the Reverse  Split is effected,  the
Company intends to terminate the registration of its Common Stock under the 1934
Act. As a result of such  termination,  the Company will no longer be subject to the  periodic  reporting  requirements  and the proxy rules of the 1934 Act. The liquidity  and market value of the shares of Common  Stock held by  unaffiliated stockholders  may be adversely  affected by the Reverse Split and by termination of the registration of the Common Stock under the 1934 Act.

            As a result  of the  Reverse  Split,  all  stockholders  who are not cashed-out  stockholders  will benefit from the  resulting  increase in the book value of their shares.  It is expected  that (a) the  percentage of ownership of
Common Stock of the Company  held by officers and  directors of the Company as a group will increase from [_____]% to [_____]%, and (b) the collective book value of the shares of Common  Stock held by officers  and  directors  as a group will increase from $[______] to $[______].

Effect of the Proposed Reverse Split on the Company

            The Amended and  Restated  Certificate  of  Incorporation  currently authorizes  the  issuance of  29,000,000  shares of Common  Stock and  1,000,000 shares of Preferred  Stock,  for an aggregate of  30,000,000  shares.  As of the
Record Date, the number of outstanding  shares of Common Stock was  [14,633,985]
and no shares of  Preferred  Stock were  issued or  outstanding.  Based upon the
Company's best estimates,  if the  Transaction  had been  consummated as of such date, the number of  outstanding  shares of Common Stock would have been reduced by the Transaction from [______] to  approximately  [______] or by approximately
[______] shares,  and the number of holders of record of Common Stock would have been  reduced  from  approximately  [______]  to  approximately  [______]  or by approximately [______] stockholders.

            The Common Stock is currently  registered under Section 12(g) of the
1934 Act and, as a result,  the Company is subject to the periodic reporting and other requirements of the 1934 Act. As a result of the Transaction,  the Company will  have  less  than  300  holders  of  record  of its  Common  Stock  and the requirement that the Company  maintain its registration  under the 1934 Act will terminate and it will become a "private"  company.  As a result of the Company's deregistration,  the Common Stock will no longer trade on the OTC. In connection with the proposed  Transaction,  the Company has filed a Rule 13e-3  Transaction
Statement on Schedule 13E-3 (the "Schedule 13E-3") with the SEC.

            Based on the  aggregate  number of shares owned by holders of record of less than 1,000  shares as of the Record Date and the average  daily  closing price  per  share  of the  Common  Stock  on the  OTC for  the 10  trading  days immediately  preceding such date, the Company estimates that payments of cash in lieu of the  issuance of  fractional  shares to persons who held less than 1,000 shares of  Common  Stock  immediately  prior to the  Reverse  Split  will  total approximately  $[______]  in the  aggregate  ([_____]  shares  multiplied  by an assumed Purchase Price of $[____] per share).

                                      -23-

            The par value of the Common Stock will remain at $.001 per share and the number of authorized  shares will remain the same following  consummation of the  Transaction.  As a result,  although  the total  number of shares of Common
Stock  following the Split Amendment will be reduced by [__________] , the ratio of the number of shares  authorized  but  unissued to the total number of shares authorized will be increased, which increase could have an anti-takeover effect.
After the consummation of the Transaction, the outstanding shares will represent about  [____]% of the total  authorized  shares of Common  Stock.  Although  the
Company has no current plans, arrangements or understandings to issue any Common
Stock, the Company is not amending its Articles of Incorporation at this time to reduce  the total  number  of  authorized  shares to be more in line with  those already  issued.  The  reason  for this is that the  Company  believes  that the availability  of these  shares  could  protect  the  Company  from  hostile  and unfavorable  take-over  attempts  and can also be used by the Company to attract employees and financing interest.

            Shares  of  Common  Stock  could,   within  the  limits  imposed  by
applicable law, be issued by the Company in one or more  transactions that would make more difficult,  and therefore less likely, a takeover of the Company.  Any such  issuance  of  additional  shares of Common  Stock could have the effect of diluting the earnings per share and book value per share of  outstanding  shares of Common Stock,  and such  additional  shares could be used to dilute the stock ownership or voting rights of persons  seeking to obtain control of the Company.
Because the number of shares subject to redemption  pursuant to the  Transaction represents only approximately [__]% of the total number of shares outstanding as of the record  date,  the dilutive  effect of  re-issuing  any of such  redeemed shares could be expected to be correspondingly small.

Conduct of the Company's Business after the Transaction

            The Company  expects its business and operations to continue as they are currently being conducted and, except as disclosed below, the Transaction is not  anticipated  to have any effect  upon the conduct of its  business.  If the
Transaction is consummated, all persons owning fewer than 1,000 shares of record at the  Effective  Date of the  Reverse  Split  will no longer  have any  equity interest in, and will not be stockholders of, the Company and therefore will not participate in its future potential or earnings and growth.  Instead,  each such owner of Common  Stock will have the right to  receive,  upon  surrender  of his stock certificate, the Purchase Price per share in cash, without interest.

            If the Transaction is effected,  the Company believes that, based on the Company's stockholder records, fewer than [____] stockholders of record will remain.  In addition,  individuals who are members of the Board of Directors and of  management  of the  Company now owning  approximately  [____]% of the Common
Stock will own approximately  [____]% of the Common Stock after the Transaction.
See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

            The Company  plans,  as a result of the Reverse  Split,  to become a privately held company.  The registration of the Common Stock under the 1934 Act will be  terminated.  In  addition,  because the Common  Stock will no longer be publicly held, the Company will be relieved of the obligation to comply with the proxy rules of Regulation 14A under Section 14 of the 1934 Act, and its officers and directors and stockholders  owning more than 10% of the Common Stock will be relieved of certain obligations under the 1934 Act.

            Other than as described in this Proxy Statement, neither the Company
nor  its   management   has  any  current  plans  or  proposals  to  effect  any
extraordinary  corporate  transaction;  such  as  a  merger,  reorganization  or liquidation;  to sell or transfer any material  amount of its assets;  to change its Board of Directors or management;  to change  materially its indebtedness or capitalization;  or  otherwise to effect any  material  change in its  corporate structure of business.

                                      -24-

Exchange of Stock Certificates

            As soon as  practicable  after  the  Effective  Date,  assuming  the consummation of the  Transaction,  the Company will send letters of transmittal, for use in transmitting stock certificates to the Company's  designated exchange agent,  to all  stockholders of record who held less than 1,000 shares of Common
Stock  immediately  prior to the  Reverse  Split.  Upon  proper  completion  and execution of a letter of transmittal  and return thereof to the exchange  agent, together  with  certificates,  each such  stockholder  will  receive cash in the amount to which the  holder is  entitled,  as  described  above,  in lieu of the fractional  share into which such  stockholder's  shares were  converted  in the
Reverse Split. After the Reverse Split and until  surrendered,  each outstanding certificate  held by a  stockholder  of record who held less than  1,000  shares immediately  prior to the  Reverse  Split  will be deemed  for all  purposes  to represent  only the right to  receive  the amount of cash to which the holder is entitled pursuant to the Transaction. In the event that the Company is unable to locate these small holders,  however,  funds otherwise  payable  pursuant to the
Transaction  to a  stockholder  who cannot be located  will be held until proper claim therefor is made, subject to applicable escheat laws.

            In  connection  with  the  Transaction,  the  Common  Stock  will be identified  by a new  CUSIP  number,  which  will  appear  on  all  certificates representing  shares of Common Stock issued after the Effective Date.  After the
Effective Date, each  certificate  representing  shares of Common Stock that was outstanding  prior to the Effective  Date and that was held by a stockholder  of record of 1,000 or more shares  immediately  prior to the Reverse  Split,  until surrendered  and  exchanged  for a new  certificate,  will  be  deemed  for  all corporate  purposes  to  evidence  ownership  of such number of shares as is set forth on the face of the certificate divided by 1,000,  rounded down to the next whole  number,  with a  stockholder  entitled  to  receive  cash  in lieu of any fractional  share resulting from the  Transaction.  Any stockholder  desiring to receive a new certificate  bearing the new CUSIP number can do so at any time by contacting  the exchange  agent at the address set forth above for  instructions for  surrendering  his  old  certificates.  After  the  Effective  Date,  an old certificate  presented to the exchange  agent in  settlement  of a trade will be exchanged for a new certificate bearing the new CUSIP number.

            All amounts  payable to  stockholders  will be subject to applicable state laws  relating to  abandoned  property.  No service  charges or  brokerage commissions  will be payable by stockholders in connection with the Transaction.
The Company  will pay no interest on cash sums due any  stockholder  pursuant to the Transaction. See "Cash Payment in Lieu of Shares" above.

Material Federal Income Tax Consequences

            The  following  is a summary  of the  material  anticipated  Federal income tax  consequences  of the reverse  stock split and forward stock split to stockholders of the Company.  It should be noted that this summary is based upon the Federal  income tax laws  currently in effect and as currently  interpreted.
This  summary  does not take  into  account  possible  changes  in such  laws or interpretations,  including any amendments to applicable  statutes,  regulations and proposed regulations, or changes in judicial or administrative rulings, some of which may have  retroactive  effect.  The  summary is  provided  for  general information  only,  and does not  purport to address all aspects of the range of possible  Federal income tax  consequences of the reverse stock split and is not intended as tax advice to any person.  In particular,  and without  limiting the foregoing,  this summary does not account for or consider the Federal income tax consequences  to  stockholders  of the  Company  in light  of  their  individual investment  circumstances  or to holders subject to special  treatment under the
Federal  income  tax laws (for  example,  life  insurance  companies,  regulated investment companies, and foreign taxpayers).  This summary does not discuss any consequence  of the reverse  stock  split under any state,  local or foreign tax laws.

                                      -25-

            No ruling from the  Internal  Revenue  Service or opinion of counsel
will  be  obtained   regarding  the  Federal  income  tax  consequences  to  the stockholders  of the  Company  in  connection  with  the  reverse  stock  split.
Accordingly, each stockholder is encouraged to consult its tax adviser regarding the  specific  tax  consequences  of the  proposed  reverse  stock split to such stockholder,  including the application and effect of federal,  state, local and foreign taxes, and any other tax laws.

            The Board of Directors  believes  that the Reverse  Split would be a tax-free  recapitalization  to the Company and its stockholders.  If the Reverse
Split qualifies as a recapitalization  described in Section  368(a)(1)(E) of the
Internal Revenue Code of 1986, as amended (the "Code"), (i) no gain or loss will be recognized  by a  stockholder  of Common Stock who exchanges (or is deemed to exchange) its Common Stock for new Common Stock,  except that a holder of Common
Stock who receives cash  proceeds  from the sale of fractional  shares of Common
Stock will  recognize a gain or loss equal to the  difference,  if any,  between such  proceeds  and the basis of its Common Stock  allocated  to its  fractional share  interests,  and such  gain or loss,  if any,  will  generally  constitute capital  gain or loss if its  fractional  share  interests  are held as  capital assets at the time of their  sale,  (ii) the tax basis of the new  Common  Stock received  by  holders  of Common  Stock will be the same as the tax basis of the
Common Stock  exchanged  therefor,  less the tax basis  allocated to  fractional share  interests  and (iii) the  holding  period of the new Common  Stock in the hands of holders of new Common  Stock will  include the holding  period of their
Common Stock exchanged  therefor,  provided that such Common Stock was held as a capital asset immediately prior to the exchange.

            Generally,  the  stockholders  receiving cash for fractional  shares will not be  subject  to backup  withholding  or  informational  reporting  with respect to the cash distributed unless the cash distributed is twenty dollars or more.

Tax Consequences to Stockholders Who Are Cashed Out in the Reverse Stock Split

            Generally speaking,  a stockholder of Common Stock who is completely cashed out in the Reverse Split (namely,  those  stockholders  who own less than
1,000  shares)  will  recognize  capital  gain or loss  equal to the  difference between  the  cash  received  for the  cashed-out  stock  and the  stockholder's adjusted tax basis in such stock.

            A stockholder who is completely cashed out in the Reverse Split will be required  to furnish the  stockholder's  social  security  number or taxpayer identification number to the Transfer Agent. Failure to provide such information may result in backup withholding.

Provisions for Unaffiliated Security Holders

            No provision has been made to grant unaffiliated stockholders of the
Company  access to the  corporate  files of the Company or to obtain  counsel or appraisal services at the expense of the Company or any other such party.

Appraisal Rights; Escheat Laws

            No  appraisal  rights  are  available  under  the  Delaware  General
Corporation Law to stockholders who dissent from a Reverse Stock Split Proposal.
There may exist other rights or actions under state law for stockholders who are aggrieved by reverse stock splits  generally.  Although the nature and extent of such  rights or  actions  are  uncertain  and may vary  depending  upon facts or circumstances, stockholder challenges to corporate action in general are related to the fiduciary responsibilities of corporate officers and directors and to the fairness of corporate  transactions.  For example,  stockholders  could, if they deemed such to be applicable,  take appropriate legal action against the Company and its Board of  Directors,  and claim that the  transaction  was unfair to the unaffiliated  stockholders,  and/or that there was no  justifiable or reasonable business purpose for the Reverse Stock Split.

                                      -26-

            The  unclaimed  property and escheat laws of each state provide that under  circumstances  defined in that state's statutes,  holders of unclaimed or abandoned  property must  surrender  that  property to the state.  Persons whose shares are eliminated and whose addresses are unknown to the Company,  or who do not return their stock certificates and request payment therefor, generally will have a  period  of  years  from the  Effective  Date in which to claim  the cash payment payable to them. For example,  with respect to  stockholders  whose last known  addresses  are in New York,  as shown by the records of the Company,  the period is three years.  Following the expiration of that three-year  period, the
Abandoned  Property  Law of New York would  likely  cause the cash  payments  to escheat to the State of New York. For stockholders who reside in other states or whose last known  addresses,  as shown by the  records  of the  Company,  are in states other than New York,  such states may have abandoned  property laws which call for such state to obtain either (i)  custodial  possession of property that has been unclaimed until the owner reclaims it; or (ii) escheat of such property to the state. Under the laws of such other  jurisdictions,  the "holding period"
or the time  period  which  must  elapse  before  the  property  is deemed to be abandoned  may be shorter or longer than three  years.  If the Company  does not have an address for the holder of record of the shares,  then unclaimed cash-out payments  would be  turned  over to its  state of  incorporation,  the  state of
Delaware, in accordance with its escheat laws.

Provisions for Unaffiliated Security Holders

            No provision has been made to grant unaffiliated stockholders of the
Company  access to the  corporate  files of the Company or to obtain  counsel or appraisal services as the expense of the Company or any other such party.

Reservation of Rights

            Although the Board of Directors requests stockholder approval of the proposed  amendments to the Restated  Certificate  of  Incorporation,  the Board
reserves  the right to decide,  in its  discretion,  to  withdraw  the  proposed amendments  from the agenda of the  annual  stockholders'  meeting  prior to any stockholder  vote thereon or to abandon the Reverse  Split  proposal  after such vote and before the  Effective  Date even if the proposal is approved.  Although the  Board  presently  believes  that the  proposed  amendments  are in the best interests of the Company and its  stockholders,  and thus has recommended a vote for the proposed amendment, the Board nonetheless believes that it is prudent to recognize that, between the date of this Proxy Statement and the Effective Date,
factual   circumstances  could  possibly  change  such  that  it  might  not  be appropriate  or desirable to effect the Reverse Split  proposal at that time. If the Board  decides to withdraw  the  proposed  Amendment  from the agenda of the
Meeting,  the Board will notify the  stockholders  of such decision  promptly by mail and by  announcement  at the meeting.  If the Board  decides to abandon the
Reverse  Split  proposal  after the meeting and before the Effective  Date,  the
Board will notify the stockholders of such decision promptly by mail.

Recommendation of the Board of Directors

            THE BOARD OF  DIRECTORS  RECOMMENDS  THAT THE  STOCKHOLDERS  VOTE IN
FAVOR OF THE PROPOSAL APPROVING THE SPLIT AMENDMENT.

                            -------------------------

                                      -27-

           PROPOSAL 3 - APPROVAL OF ADOPTION OF 2000 STOCK OPTION PLAN

            The Board of Directors of the Company has  unanimously  approved for submission to a vote of the  stockholders a proposal to adopt the 2000 Plan. The
2000 Stock Option Plan  supercedes  and replaces the Company's 1999 Stock Option
Plan. All share information under this proposal has not been adjusted to reflect for the Reverse Split.

            The  purpose  of the 2000 Plan is to retain in the  employ of and as directors,  consultants  and  advisors  to  the  Company  persons  of  training, experience  and  ability,  to attract new  employees,  directors,  advisors  and consultants  whose services are considered  valuable,  to encourage the sense of proprietorship  and to  stimulate  the active  interest  of such  persons in the development and financial  success of the Company and its  subsidiaries.  As the
Company  continues  to develop  its plans to acquire or develop a  business,  it believes that the grants of options and other forms of equity participation will become a more  important  means to retain and compensate  employees,  directors, advisors and consultants.

            Each option granted pursuant to the 2000 Plan shall be designated at the time of grant as either an "incentive  stock option" or as a  "non-statutory stock option." The following  description of the 2000 Plan is a summary and does not purport to fully describe the 2000 Plan.

Administration of the Plan

            The 2000 Plan is  administered  by a committee  consisting of two or more directors who are "Non-Employee Directors" (as such term is defined in Rule
16b-3) and "Outside Directors" (as such term is defined in Section 162(m) of the
Code) (the "Committee").  The Committee determines to whom among those eligible, and the time or times at which options will be granted,  the number of shares to be subject to options,  the duration of options,  any conditions to the exercise of options,  and the manner in and price at which options may be  exercised.  In making such  determinations,  the Committee may take into account the nature and period of service of eligible persons, their level of compensation,  their past, present and potential contributions to the Company and such other factors as the
Committee in its discretion deems relevant.

            The Committee is authorized to amend,  suspend or terminate the 2000
Plan, except that it is not authorized without stockholder approval (except with
regard  to  adjustments   resulting  from  changes  in  capitalization)  to  (i)
materially increase the number of shares that may be issued under the 2000 Plan;
(ii) materially  increase the benefits  accruing to the option holders under the
2000 Plan;  (iii)  materially  modify the  requirements  as to  eligibility  for participation in the 2000 Plan; (iv) decrease the exercise price of an Incentive
Option to less than 100% of the Fair Market Value per share of stock on the date of grant thereof,  decrease the exercise price of a Nonqualified  Option to less than  80% of the  Fair  Market  Value  per  share  of stock on the date of grant thereof; or (v) extend the term of any option beyond ten years.

            Unless the 2000 Plan is terminated earlier by the Committee, it will terminate on October 11, 2010.

Common Stock Subject to the 2000 Plan

            The 2000 Plan provides that options may be granted with respect to a total of 1,500,000 shares of Common Stock. Under certain circumstances involving a change in the number of shares of Common Stock,  such as a stock split,  stock consolidation or payment of a stock dividend,  the class and aggregate number of shares of Common Stock in respect of which options may be granted under the 2000
Plan, the class and number of shares subject to each outstanding  option and the option price per share will be proportionately  adjusted.  If any option expires or  terminates  for any reason,  without  having  been  exercised  in full,  the unpurchased  shares  subject  to such  option  will be  available  again for the purposes of the 2000 Plan.

                                      -28-

Participation

            Any employee,  officer,  director of, and any consultant and advisor to the Company or any of its  subsidiaries  shall be  eligible to receive  stock options under the 2000 Plan.  Only employees of the Company or its  subsidiaries shall be eligible to receive incentive stock options.

Option Price

            The exercise  price of each option is determined  by the  Committee, but may not be less than 100% of the Fair  Market  Value (as defined in the 2000
Plan) of the shares of Common Stock covered by the option on the date the option is granted in the case of an incentive  stock  option,  nor less than 80% of the
Fair  Market  Value of the shares of Common  Stock  covered by the option on the date the option is granted in the case of a  non-statutory  stock option.  If an incentive  stock option is to be granted to an employee who owns over 10% of the total combined voting power of all classes of the Company's  capital stock, then the  exercise  price may not be less than 110% of the Fair  Market  Value of the
Common Stock covered by the option on the date the option is granted.

Terms of Options

            The Committee shall, in its discretion, fix the term of each option, provided that the maximum term of each option shall be ten years.  The 2000 Plan provides for the earlier  expiration of options of a participant in the event of certain  terminations  of employment or engagement.  In the event of any merger, reorganization, consolidation, recapitalization, stock dividend, or other change in corporate  structure  affecting  the common  stock of the Company,  the Stock
Option and  Compensation  Committee  shall  make an  appropriate  and  equitable adjustment in the number and kind of shares reserved for issuance under the 2000
Plan and in the number and option price of shares subject to outstanding options granted  under the 2000 Plan,  to the end that  after  such  event  each  option holder's  proportionate  interest shall be maintained as immediately  before the occurrence of such event.

Restrictions on Grant and Exercise

            Generally,  an option may not be  transferred or assigned other than by will or the laws of descent  and  distribution  or  pursuant  to a  qualified domestic  relations order and, during the lifetime of the option holder,  may be exercised solely by him. The aggregate Fair Market Value (determined at the time the incentive stock option is granted) of the shares as to which an employee may first  exercise  incentive  stock  options  in any one  calendar  year under all incentive stock option plans of the Company and its  subsidiaries may not exceed
$100,000.  The Committee may impose any other conditions to exercise as it deems appropriate.

Registration of Shares

            The  Company  intends  to file a  registration  statement  under the
Securities  Act of 1933, as amended,  with respect to the Common Stock  issuable pursuant  to the 2000 Plan  subsequent  to the  approval of the 2000 Plan by the
Company's stockholders.

Rule 16b-3 Compliance

            In all cases, the terms,  provisions,  conditions and limitations of the 2000 Plan shall be construed and interpreted  consistent with the provisions of Rule 16b-3 of the 1934 Act, as amended.

                                      -29-

Tax Treatment of Incentive Options

            No  taxable  income  will be  recognized  by an option  holder  upon receipt of an incentive stock option,  and the Company will not be entitled to a tax deduction in respect of such grant.

            In general,  no taxable  income for Federal income tax purposes will be recognized by an option holder upon receipt or exercise of an incentive stock option and the Company will not then be entitled to any tax deduction.  Assuming that the  option  holder  does not  dispose  of the  option  shares  before  the expiration  of the longer of (i) two years after the date of grant,  or (ii) one year after the  transfer  of the option  shares,  upon  disposition,  the option holder will  recognize  capital  gain equal to the  difference  between the sale price on disposition and the exercise price.

            If,  however,  the option holder disposes of his option shares prior to the expiration of the required  holding periods,  he will recognize  ordinary income for Federal income tax purposes in the year of  disposition  equal to the lesser of (i) the difference between the fair market value of the shares at date of exercise  and the exercise  price,  or (ii) the  difference  between the sale price upon  disposition  and the exercise  price.  Any  additional  gain on such disqualifying  disposition will be treated as capital gain. In addition, if such a  disqualifying  disposition is made by the option holder,  the Company will be entitled to a deduction equal to the amount of ordinary income recognized by the option  holder  provided  such amount  constitutes  an ordinary  and  reasonable expense of the Company.

            The amount by which the fair market  value of the shares at the time of exercise  exceeds the exercise  price of an incentive  stock option will be a tax  preference  item for purposes of the  alternative  maximum tax,  which,  in general,  imposes  a 26% tax  rate on the  initial  $175,000  (and a 28% rate in excess of $175,000)  of the excess of (i) an  individual's  taxable  income with certain  adjustments  and  increased by certain tax  preference  items over (ii)
$33,750  ($45,000 for joint returns) reduced by $.25 for each $1.00 by which the
alternative   minimum  taxable  income  exceeds  $112,500  ($150,000  for  joint returns).  Special  rules apply to capital gain income.  An  individual  will be liable for the  alternative  minimum  tax only to the extent  that the amount of such tax exceeds the liability for regular Federal income tax.

Tax Treatment of Non-Statutory Options

            No  taxable  income  will be  recognized  by an option  holder  upon receipt of a non-statutory stock option, and the Company will not be entitled to a tax deduction for such grant.

            Upon the exercise of a non-statutory stock option, the option holder will  include in taxable  income for Federal  income tax  purposes the excess in value on the date of  exercise  of the  shares  acquired  upon  exercise  of the non-qualified  stock option over the exercise  price.  Upon a subsequent sale of the shares,  the option holder will derive short-term or long-term gain or loss, depending upon the option  holder's  holding  period for the shares,  commencing upon  the  exercise  of the  option,  and upon the  subsequent  appreciation  or depreciation in the value of the shares.

            The Company generally will be entitled to a corresponding  deduction at the time that the  participant is required to include the value of the shares in his income.

Withholding of Tax

            The Company is permitted to deduct and withhold  amounts required to satisfy its withholding tax liabilities with respect to its employees or, in its discretion,  permit the withholding of shares  otherwise  issuable to the option holder.

                                      -30-

Option Grants

            No options have heretofore been granted under the 2000 Plan.

Recommendation of the Board of Directors

            THE BOARD OF DIRECTORS  RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF
THE ADOPTION OF THE 2000 PLAN.

                            -------------------------

  PROPOSAL 4 - APPROVAL OF THE ADOPTION OF THE 2000 DIRECTORS STOCK OPTION PLAN

            The Board of Directors of the Company has  unanimously  approved for submission to a vote of the stockholders a proposal to adopt the Directors Plan.
All share  information  under this proposal has not been adjusted to reflect the
Reverse Split.

            The Directors Plan is intended to assist the Company in securing and retaining  Directors  of the  Company by  allowing  them to  participate  in the ownership  and  growth  of the  Company  through  the  grant  of  stock  options
("Directors  Options").  The  Directors  Plan will provide a means  whereby such
Directors may purchase  Common Stock  pursuant to Directors  Options  granted in accordance with the Directors Plan.

Administration and Grants

            The Directors Plan will be administered by the Board of Directors of the Company in accordance with the express provisions of the Directors Plan. The
Board of Directors will have full and complete authority to adopt such rules and regulations and to make all such other  determinations not inconsistent with the
Directors Plan as may be necessary for the administration of the Directors Plan.

            On the  date  an  eligible  Director  is  elected  to the  Board  of
Directors, such Director will receive the grant of an option to purchase 150,000 shares  of Common  Stock.  On each  anniversary  date of the  appointment  of an eligible  Director to the Board of  Directors,  such  Director  will receive the grant of an option to purchase 10,000 shares of Common Stock.  The terms for the grant of  Directors  Options  to an  eligible  Director  may only be  changed if permitted under Rule 16b-3 of the 1934 Act.

Common Stock Subject to the Plan

            The  Common  Stock to be  issued  under the  Directors  Plan will be currently  authorized but unissued Common Stock.  The number of shares of Common
Stock  available  under the  Directors  Plan will be  subject to  adjustment  to prevent  dilution in the event of a stock split,  combination  of shares,  stock dividend or certain other events.  Shares of Common Stock subject to unexercised
Directors  Options that expire or are terminated  prior to the end of the period during which Directors  Options may be granted will be restored to the number of shares of Common Stock available for issuance under the Directors Plan.

                                      -31-

            The Company is authorized  under the Directors  Plan to issue shares of Common Stock pursuant to the exercise of Directors  Options with respect to a maximum of 750,000  shares of Common  Stock.  As of the date hereof,  options to purchase 300,000 shares of Common Stock at an exercise price of $0.15 per share, vesting over a three year period have been  granted  pursuant to, and subject to approval by the affirmative vote of the holders of a majority of the outstanding shares of Common  Stock,  the  Directors  Plan and are held by  Directors of the
Company, as follows:

              Steven Wolosky                      150,000 Shares
              Larry Callahan                      150,000 Shares

Eligibility

            The  Committee is authorized  to grant  Directors  Options under the
Directors  Plan only to Directors who are not full or part time employees of the
Company or its subsidiaries or affiliates of the Company (directors who directly or indirectly own more than 10% of the outstanding shares of Common Stock of the
Company).  The term of the  Directors  Option  shall be five (5) years  from the grant  date of  each  Directors'  Option,  subject  to  earlier  termination  in accordance with the Directors Plan.

Description of Options

            The  exercise  price for each  share of Common  Stock  subject  to a
Directors  Option  shall be the closing  price or last sale price on the date of issuance.

            Directors  Options  granted under the Directors Plan are exercisable at such  time or times  and  subject  to such  terms or  conditions  as shall be determined by the Board, provided, however, that except in the event of death or disability upon which events the Directors Options are immediately  exercisable, unless a longer vesting period is otherwise determined by the Board of Directors at grant,  Directors  Options  are  exercisable  as  follows:  one-third  of the aggregate  shares of Common Stock  purchasable  thereunder  commencing  one year after the date of grant,  an additional  one-third  exercisable  commencing  two years  after  the  date  of  grant  and  the  balance  commencing  on the  third anniversary  from the date of grant.  The  Board of  Directors  may  waive  such installment  exercise  provision  at any  time  in  whole  or in part  based  on performance and/or such other factors as the Board of Directors may determine in its sole  discretion,  however no Directors  Options shall be exercisable  until after six months from the date of grant.

            Directors  Options may be  exercised in whole or in part at any time during the option period,  by written notice of exercise and payment of the full purchase  price as  follows:  in cash or by  check,  bank  draft or money  order payable to the Company;  by delivery of shares of Common Stock  already owned by an eligible  director (based on the fair market value of the Common Stock on the date of  exercise);  or through  the written  election  of the  Director to have shares of Common Stock withheld from the shares of Common Stock  otherwise to be received  (based on the fair  market  value of the  Common  Stock on the date of exercise).

Transferability; Termination of Directorship

            All  Directors   Options   granted  under  the  Directors  Plan  are
non-transferable and non-assignable except by will or by the laws of descent and distribution,  and may be exercised  during the lifetime of the optionee only by the optionee, his guardian or legal representative.

                                      -32-

Termination and Amendment

            The Directors  Plan will  terminate on October 11, 2010,  but may be terminated by the Board of Directors at any time before such date. The Directors
Plan may be amended at any time by the Board of Directors.  However, without the approval of the stockholders of the Company,  no such amendment may (i) increase the number of shares of Common  Stock  which may be issued  under the  Directors
Plan; (ii) modify the  requirements as to eligibility for  participation  in the
Directors  Plan;  (iii) change the minimum option exercise price; or (iv) extend the Directors  Option term.  Any  termination or amendment of the Directors Plan will not impair the rights of  optionees  under  outstanding  Directors  Options without the consent of the affected optionees.

Federal Income Tax Consequences

            No  taxable  income  will be  recognized  by an option  holder  upon receipt of a non-statutory stock option, and the Company will not be entitled to a tax deduction for such grant.

            Upon the exercise of a non-statutory stock option, the option holder will  include in taxable  income for Federal  income tax  purposes the excess in value on the date of  exercise  of the  shares  acquired  upon  exercise  of the non-qualified  stock option over the exercise  price.  Upon a subsequent sale of the shares,  the option holder will derive short-term or long-term gain or loss, depending upon the option  holder's  holding  period for the shares,  commencing upon  the  exercise  of the  option,  and upon the  subsequent  appreciation  or depreciation in the value of the shares.

            The Company generally will be entitled to a corresponding  deduction at the time that the  participant is required to include the value of the shares in his income.

Recommendation of the Board of Directors

            THE BOARD OF DIRECTORS  RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF
THE ADOPTION OF THE DIRECTORS PLAN.

                            -------------------------

        PROPOSAL 5 - RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

            On November  24,  1998,  PricewaterhouseCoopers  LLP resigned as the auditors for the Company.

            During the fiscal  years  ending  March 31, 1998 and March 31, 1997, there were no  disagreements  with  PricewaterhouseCoopers  LLP on any matter of accounting  principles or practices,  financial statement  disclosure,  auditing scope or procedure or any other  reportable  event which, if not resolved to the satisfaction  of  PricewaterhouseCoopers  LLP,  would have  caused  them to make reference to the matter in their report.

            PricewaterhouseCoopers  LLP's  report  on  the  Company's  financial statements for the fiscal year ended March 31, 1998,  contained a  qualification and explanatory paragraph with respect to the Company's ability to continue as a going  concern.  Except  with  respect  to  the  qualification  and  explanatory
paragraph   for  the  fiscal  year  ended  March  31,   1998,   the  reports  of
PricewaterhouseCoopers  LLP for the fiscal  years ended March 31, 1998 and March
31, 1997 did not contain an adverse  opinion or disclaimer of opinion,  and were not  qualified  or  modified  as to  uncertainty,  audit  scope,  or  accounting principles.

                                      -33-

            PricewaterhouseCoopers  LLP previously  furnished the Company with a letter addressed to the SEC stating that it agreed with the above statements.

            In  June  1999,  the  Company  engaged  Grant  Thornton  LLP  as the
Company's auditors. The Company has not consulted with Grant Thornton LLP during the past two fiscal years concerning the application of accounting principles or any issues related to accounting, auditing or financial reporting.

            Although the  selection of auditors  does not require  ratification, the Board has directed that the  appointment  of Grant Thornton LLP be submitted to stockholders  for ratification due to the significance of such appointment to the Company.  If  stockholders  do not ratify the  appointment of Grant Thornton
LLP,  the  Board  will  consider  the  appointment  of  other  certified  public accountants.  The  approval of the proposal to ratify the  appointment  of Grant
Thornton  LLP  requires  the  affirmative  vote of a  majority  of votes cast by holders of the Common Stock.

            The Company's  auditors for Fiscal 2000 were Grant Thornton LLP. The
Company does not expect a representative  of Grant Thornton LLP to be present at the Meeting.

            Fees billed to Company by Grant Thornton LLP during Fiscal 2000:

            Audit fees  billed to the Company by Grant  Thornton  LLP during the
Company's  2000  fiscal  year  for  review  of the  Company's  annual  financial statements and those financial  statements  included in the Company's  quarterly reports on Form 10-Q totaled approximately [$25,700].

            Financial Information Systems Design and Implementation Fees:

            The Company did not engage Grant  Thornton LLP to provide  advice to the Company regarding  financial  information  systems design and implementation during the fiscal year ended May 31, 2000.

            All Other Fees:

            Fees  billed  to the  Company  by  Grant  Thornton  LLP  during  the
Company's  2000 fiscal  year for all other  non-audit  services  rendered to the
Company, including tax related services totaled approximately [$29,940].

Annual Report

            All stockholders of record as of the Record Date, have been sent, or are concurrently herewith being sent, a copy of the Company's 2000 Annual Report for the  year  ended  March  31  2000,  which  contains  certified  consolidated financial  statements  of the  Company and its  subsidiaries  for the year ended
March 31, 2000.

            ANY STOCKHOLDER OF THE COMPANY MAY OBTAIN, WITHOUT CHARGE, A COPY OF
THE  COMPANY'S  ANNUAL  REPORT ON FORM 10-K FOR THE YEAR  ENDED  MARCH 31,  2000
(WITHOUT  EXHIBITS) AS FILED WITH THE  SECURITIES  AND EXCHANGE  COMMISSION,  BY
WRITTEN  REQUEST TO THE COMPANY'S  SECRETARY,  CPX CORP.,  150 EAST 52ND STREET,
21ST FLOOR, NEW YORK, NEW YORK 10022.

                                      -34-

                              STOCKHOLDER PROPOSALS

            In order to be considered for inclusion in the proxy materials to be distributed in connection  with the next annual meeting of  Stockholders  of the
Company,  stockholders  proposals  for such  meeting  must be  submitted  to the
Company no later than February 5, 2002.

            On May 21,  1998 the SEC  adopted an  amendment  to Rule  14a-4,  as promulgated  under the 1934 Act. The amendment to Rule  14a-4(c)(1)  governs the
Company's  use of its  discretionary  proxy voting  authority  with respect to a stockholder  proposal which is not addressed in the Company's  proxy  statement.
The new amendment provides that if a proponent of a proposal fails to notify the
Company  at least 45 days  prior to the  month and day of  mailing  of the prior
year's  proxy   statement,   then  the  Company  will  be  allowed  to  use  its
discretionary  voting  authority  when the  proposal  is raised at the  meeting, without any discussion of the matter in the proxy statement.

            With respect to the Company's 2002 Annual  Meeting of  Stockholders,
if the  Company is not  provided  notice of a  stockholder  proposal,  which the stockholder  has  not  previously  sought  to  include  in the  Company's  proxy statement,  by May 20,  2002,  the  Company  will be  allowed  to use its voting authority as outlined above.

                              AVAILABLE INFORMATION

            The  proposed  Split  Amendment  will  result  in a "going  private"
transaction.  The  Company  has  filed a Rule  13e-3  Transaction  Statement  on
Schedule 13E-3 under the 1934 Act with respect to the Transaction.  The Schedule
13E-3 contains additional information about the Company.  Copies of the Schedule
13E-3 are  available  for  inspection  and  copying at the  principal  executive offices  of  the  Company  during  regular  business  hours  by  any  interested stockholder of the Company,  or a  representative  who has been so designated in writing,  and may be  inspected  and copied,  or  obtained  by mail,  by written request directed to CPX Corp.,  150 East 52nd Street,  21st Floor, New York, New
York 10022 attention: Warren Lichtenstein, Secretary.

            The Company is currently subject to the information  requirements of the  1934  Act  and  in  accordance  therewith  files  periodic  reports,  proxy statements  and  other  information  with  the  SEC  relating  to its  business, financial and other matters.  Stockholders  of the Company as of the Record Date for the Meeting are being  forwarded a copy of the  Company's  Annual  Report on
Form 10-K  (exclusive  of exhibits) as filed with the SEC, and the  consolidated statements  of financial  condition of the Company as of March 31, 2000 and 1999 and the related  consolidated  statements  of income,  changes in  stockholders'
equity and cash flows for each of the three years ended March 31, 2000, prepared in accordance  with  generally  accepted  accounting  principles.  Copies of the
Company's  Form 10-Qs for the quarterly  periods ended June 30, 2000,  September
30, 2000 and December 31, 2000 are available, upon written request, at no charge to all stockholders.  For a copy, write to CPX Corp., 150 East 52nd Street, 21st
Floor, New York, New York 10022 attention: Warren Lichtenstein, Secretary.

            Copies of such reports,  proxy statements and other information,  as well as the Schedule  13E-3,  may be copied (at prescribed  rates) at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W.,
Judiciary Plaza, Washington, D.C. 20549 and at the following Regional Offices of the SEC: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven
World  Trade  Center,  Suite  1300,  New  York,  New  York  10048.  For  further information concerning the SEC's public reference rooms, you may call the SEC at
1-800-SEC-0330.  Some of this information may also be accessed on the World Wide
Web through the SEC's Internet  address at  "http://www.sec.gov."  The Company's common stock is quoted on the  Over-The-Counter  Electronic Bulletin Board under the symbol "CPRO," and certain reports,  proxy statements and other  information can also be inspected and copied at the offices of the National  Association  of
Securities Dealers, 33 Whitehall Street, New York, NY 10004-2193.

                                      -35-

                                  OTHER MATTERS

            As of the  date of this  Proxy  Statement,  management  knows  of no matters  other  than  those  set  forth  herein  which  will  be  presented  for consideration  at the  Meeting.  If any other  matter or  matters  are  properly brought before the Meeting or any adjournment  thereof, the persons named in the accompanying Proxy will have  discretionary  authority to vote or otherwise act, with respect to such matters in accordance with their judgment.

                                             Warren G. Lichtenstein
                                             Chairman and
                                             Chief Executive Officer

                                      -36-

         THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
                                    CPX CORP.
                     PROXY -- Annual Meeting of Stockholders
                                  June 19, 2001

            The undersigned,  a stockholder of CPX Corp., a Delaware corporation
(the "Company"),  does hereby  constitute and appoint Warren G. Lichtenstein and
Steven  Wolosky the true and lawful  attorneys  and  proxies  with full power of substitution,  for and in the name, place and stead of the undersigned,  to vote all of the shares of Common Stock of the Company that the  undersigned  would be
entitled  to  vote  if  personally   present  at  the  2000  Annual  Meeting  of
Stockholders  of the Company to be held at the offices of Olshan  Grundman Frome
Rosenzweig  &  Wolosky LLP at 505 Park Avenue,  New York,  New York 10022 on
June 19, 2001 at 9:00 a.m.,  local time, or at any  adjournment or  adjournments thereof.

            The undersigned  hereby instructs said proxies or their  substitutes as set forth below.

1.          ELECTION OF DIRECTORS:

            The  election of Warren G.  Lichtenstein,  Steven  Wolosky and Larry
            Callahan.

            / / FOR                 / / TO WITHHOLD AUTHORITY TO VOTE FOR ALL
            NOMINEES  TO  WITHHOLD   AUTHORITY   TO  VOTE  FOR  ANY   INDIVIDUAL
            NOMINEE(S), PRINT NAME(S) BELOW:

            --------------------------------

2.          APPROVAL AND ADOPTION OF THE PROPOSED AMENDMENT TO ARTICLE IV OF THE
            COMPANY'S  CERTIFICATE  OF  INCORPORATION  TO  EFFECT A  1-FOR-1,000
            REVERSE SPLIT.

            / / FOR                 / / AGAINST                         / / ABSTAIN

3.          APPROVAL AND ADOPTION OF THE 2000 PLAN.

            / / FOR                 / / AGAINST                         / / ABSTAIN

4.          APPROVAL AND ADOPTION OF THE DIRECTORS PLAN

            / / FOR                 / / AGAINST                         / / ABSTAIN

5.          TO RATIFY THE APPOINTMENT OF INDEPENDENT AUDITORS:

            / / FOR                 / / AGAINST                         / / ABSTAIN

6.          DISCRETIONARY AUTHORITY:

            In their  discretion,  the proxies are  authorized to vote upon such other and further business as may properly come before the Meeting.

                                                 (Continued on the reverse side)

            THIS  PROXY  WILL  BE  VOTED  IN  ACCORDANCE   WITH  ANY  DIRECTIONS
HEREINBEFORE  GIVEN.  UNLESS  OTHERWISE  SPECIFIED,  THIS PROXY WILL BE VOTED TO
ELECT THE  NOMINEES AS  DIRECTORS,  IN FAVOR OF THE APPROVAL AND ADOPTION OF THE
REVERSE  SPLIT,  IN FAVOR OF THE  APPROVAL AND ADOPTION OF THE 2000 PLAN AND THE
DIRECTORS PLAN, TO RATIFY THE APPOINTMENT OF GRANT THORNTON LLP AS THE COMPANY'S
INDEPENDENT AUDITOR AND IN FAVOR OF AND IN ACCORDANCE WITH THE DISCRETION OF THE
PROXIES OR PROXY WITH  RESPECT TO ANY OTHER  BUSINESS  TRANSACTED  AT THE ANNUAL
MEETING.

            The undersigned hereby revokes any proxy or proxies heretofore given and  acknowledges  receipt of a copy of the Notice of Annual  Meeting  and Proxy
Statement,  both dated May ___, 2001, and a copy of the Company's  Annual Report on Form 10-K for the fiscal year ended March 31, 2000.

                                   Please mark,  date,  sign and mail this proxy
                                   in the envelope provided for this purpose. No
                                   postage is  required  if mailed in the United
                                   States.

                                   ______________________, 2001

                                   _______________________(L.S.)

                                   _______________________(L.S.)
                                          Signature(s)

                                   NOTE:  Please  sign  exactly  as your name or
                                   names   appear   hereon.   When   signing  as
                                   attorney, executor, administrator, trustee or
                                   guardian,  please  indicate  the  capacity in
                                   which signing. When signing as joint tenants,
                                   all parties in the joint  tenancy  must sign.
                                   When a proxy is given by a Company, it should
                                   be signed with full  corporate name by a duly
                                   authorized officer.

                                   Appendix A
                                   ----------

                            CERTIFICATE OF AMENDMENT

                                     OF THE

                          CERTIFICATE OF INCORPORATION

                                       OF

                                    CPX CORP.

================================================================================

            It is hereby certified that:

            (1)         The  name  of  the   corporation   is  CPX  CORP.   (the
                        "Corporation").

            (2)         The  amendment  of  the  certificate  of   incorporation
                        effected by this  certificate of amendment is to reflect
                        a reverse stock split of the Corporation's common stock.
                        The amendment  does not change the terms and  provisions
                        of the Corporation's  authorized  blank-check  preferred
                        stock.

            (3)         To  accomplish  the  foregoing  amendment,  the  leading
                        paragraph  of  Article   FOURTH  of  the   Corporation's
                        certificate  of  incorporation,  relating to the reverse
                        stock split of the Corporation's Common Stock, is hereby
                        amended to state the following:

                                    "FOURTH: The total number of shares of stock
                                    which  the   Corporation   shall   have  the
                                    authority  to  issue is  30,000,000  shares,
                                    consisting  of  (i)   1,000,000   shares  of
                                    Preferred   Stock,   $.001  par  value  (the
                                    "Preferred   Stock")  and  (ii)   30,000,000
                                    shares of Common Stock, $.001 par value (the
                                    "Common Stock).

                                    Simultaneously  with the  effective  date of
                                    the   filing  of  this   amendment   to  the
                                    Corporation's  Certificate of  Incorporation
                                    (the "Effective Date"), each share of Common
                                    Stock,  par value  $.001 per  share,  of the
                                    Corporation  issued and  outstanding or held
                                    as treasury shares  immediately prior to the
                                    Effective  Date  (the  "Old  Common  Stock")
                                    shall   automatically  be  reclassified  and
                                    continued   (the  "Reverse   Stock  Split"),
                                    without any action on the part of the holder
                                    thereof,  as  1/1000  of one share of Common
                                    Stock.  The  Corporation   shall  not  issue
                                    fractional  shares on account of the Reverse
                                    Split. Holders of Old Common Stock who would
                                    otherwise  be  entitled  to a fraction  of a
                                    share on account of the Reverse  Split shall
                                    receive,   upon   surrender   of  the  stock
                                    certificates formerly representing shares of
                                    the  Old  Common  Stock,  in  lieu  of  such
                                    fractional  share,  an  amount  in cash (the
                                    "Cash-in-Lieu  Amount") equal to the product
                                    of (i) the  fractional  share which a holder
                                    would  otherwise be entitled to,  multiplied
                                    by  (ii)  1,000  times  such  price  as  the
                                    Corporation's Board of Directors determines,
                                    in its  discretion,  to be the  fair  market
                                    value per share of the Old  Common  Stock on
                                    the  business  day  prior  to the  Effective
                                    Date.  No  Interest  shall be payable on the
                                    Cash-in-Lieu Amount."

            (4)         The amendment of the certificate of incorporation herein
                        certified has been duly adopted in  accordance  with the
                        provisions of Section 242 of the General Corporation Law
                        of the State of Delaware.

Signed and attested to on June __, 2001.

                                By:
                                            -----------------------------------
                                            Name:       Warren G. Lichtenstein
                                            Title:      Chief Executive Officer